Second Quarter 2013 Results

Lima, Peru, August 08, 2013 - Credicorp (NYSE:BAP) announced today its unaudited results for the second quarter of 2013. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

• The first half of this year, and especially 2Q, was marked by strong volatility in the FX market and strength in the US Dollar vis-à-vis local currency, which had a significant impact on Credicorp’s US Dollar results.
• Consequently, given that the US Dollar is Credicorp’s functional currency, the company’s 2Q numbers incorporate the full impact of the 7.5% devaluation reported this period as well as all of the 9% devaluation in local currency for 1H13. This led to (1) significant distortions in portfolio growth and income generation reported by most of Credicorp’s Nuevos Soles denominated businesses, which currently contribute more than 87% of the corporation’s income; and (2) translation losses and a valuation loss on structural forward contracts, both of which arise from the construction of our Nuevos Soles denominated equity portion in our books.
• In this context, Credicorp reported net earnings after minority interest of US$ 54.5 million this 2Q, after a US$ 78.5 million translation loss and a US$ 32.9 million loss in the valuation of the structural forward contracts are deducted from its operating results. This result was 70% lower than the US$ 181.5 million reported in the 1Q, which in turn included a translation loss of US$ 18.6 million and a structural forward valuation loss of US$ 11.7 million. Consequently, ROAE dropped to a 5.4% for the Q.
• In consolidated US Dollar terms, net interest income dropped 2.2% for the Q while non-financial income declined 8.3%. However, a closer look at business performance indicates that the evolution is highly favorable, with stronger income generation and margins, when evaluating the performance in the currency in which the businesses are conducted.
• Adjusted net interest income in Nuevos Soles (excl. valuation of derivatives) expanded around 7.9% QoQ and 21.6% YoY, revealing a dynamic banking business that was also characterized by increases in market shares for retail products. However, given that 87% of NII is Nuevos Soles denominated, the FX movement hid this stronger income generation when expressed in US Dollars. Adding to this the loss of structural forward contracts, and the drop in NII of the US Dollar portfolio, the total NII reported in US Dollars drops 2.2% this Q. This distortion is also reflected in the NIM, which fell to 4.81%.
• Growth of average daily balances recorded by currency shows that the Nuevos Soles portfolio (80% retail) expanded by a robust 5.7% QoQ while the US Dollar portfolio reflected the 2.8% contraction in the corporate business line. The Nuevos Soles portfolio expanded 23.4% YoY and the US Dollar portfolio 10.4%; both very strong numbers. However, given the devaluation, consolidated US Dollar reporting showed that growth was only up 0.4% in the retail business while the wholesale business dropped 3.8%. This led to consolidated growth in average daily balances in US Dollars of -1.4%: an absolute distortion of real performance.
• Similar to the Credit Card business, where delinquency ratios have improved due to adjustments to models, the low segment of SME posted a deviation this 2Q that led delinquencies in this business to rise 7.6%. This in turn led the overall PDL ratio to increase 11 bps to 2.11% for 2Q13. This deviation led us to make important adjustments in our scoring models for SMEs. As such, provisions increased 21.4% for the Q.
• Fee income (72% Nuevos Soles) grew 8.4% for the Q despite the local currency devaluation. This denotes very strong growth that was driven by positive results in the pension fund business, which posted excellent expansion this Q, and by good evolution of banking fees. Net gains on FX transactions also reported strong growth of 12% this Q due to FX-volatility in the market. However, the securities in our portfolio were negatively affected by an increase in interest rates for the US Dollar, which generated mark downs in the values for these securities across markets, and led to a US$ 11.5 million mark down. All in all, total non-financial income dropped 8.3% for the Q.
• The performance of the insurance business was also affected by the FX volatility given that approximately 48% of net earned premiums are Nuevos Soles-denominated. Therefore, the 2.2% posted for net premium growth understates this component’s real expansion. Claims increased in the Health and Life business, which led the underwriting result to drop 15% QoQ. The medical services business, on the other hand, is performing well and posted a 16.8% improvement in its underwriting result. The bottom line, however, was affected by a large translation loss of over US$ 6 million.
• Operating expenses, on the other hand, benefited from devaluation given that 72% of today’s expenses are Nuevos Soles-denominated. In this context, total OpEx grew 3.5% this 2Q driven primarily by our network expansion plan, which continues due to the good evolution of the business and strong growth in different business segments.
• Due to all of the aforementioned distortions, operating income reported in US Dollars dropped 26.1% this 2Q to US$ 204.4 million.
• In addition to the translation and forward valuation losses related to the Nuevos Soles portion of Credicorp’s equity, taxes remained high and totaled another US$ 71 million given that they are determined based on Nuevos Soles accounting results, which are higher than US Dollar results.

• Notwithstanding, and looking beyond the impact of the currency devaluation, which is reflected in a US$111.4 million non-cash loss related to the Nuevos Soles portion of Credicorp’s equity (translation + forward contract) and of an additional estimated US$ 15.1 million in taxes, the results of Credicorp’s businesses are strong and in line with expected growth and profitability ratios for each portfolio in each currency. However, two negative events in the 2Q were: i) the need for an additional US$ 20 million in provisions (temporary increase in SME delinquencies) and ii) the US$11.5 million loss on the market value of bond holdings due to higher interest rates in US Dollars. All of these negative, non-recurring events explain over US$ 158 million of losses that depress Credicorp’s reported net income for this 2Q13.

I. Credicorp Ltd.

Overview

During the second Q of this year, the volatility of the local currency in our market surpassed all precedents in the last 20 years. These variations were attributable to changes in the Central Bank’s policies and the fact that US dollar has strengthened worldwide. Given that Credicorp is one of the few companies in the region that reports in US Dollars, its results incorporate the impact of currency volatility at a level not seen in other businesses in the region.

In the past, while the US Dollar remained the dominant currency in the different businesses of Credicorp, this exposure was small and easily managed. However, as the local currency gained importance and began to dominate in Credicorp’s core businesses, our corporation became more exposed to currency fluctuations when reporting in US Dollars.

Therefore, the results for this 2Q13 incorporate the full impact of the 7.5% devaluation for the Q and the 9% devaluation of local currency for the first half of the year. This has generated a significant distortion in the reported volumes for growth and income generation at most of Credicorp’s Nuevos Soles-denominated businesses, which currently contribute over 87% of the corporation’s net interest income, and have generated translation losses and valuation loss on a structural forward contracts, both of which arise from efforts to protect the capitalization ratios of the organization through the construction of a Nuevos Soles denominated equity portion in our books.

In this context, Credicorp reported net earnings after minority interest of US$ 54.5 million this 2Q13 after deducting the US$ 78.5 million translation loss and a US$ 32.9 million loss on the valuation of the structural forward contracts from its operating results and considering an additional estimated US$ 15.1 million in taxes on higher earnings reported in Nuevos Soles. This result was 70% lower than the US$ 181.5 million reported in 1Q, which in turn included a translation loss of US$18.6 million and a structural forward valuation loss of US$ 11.7 million. Consequently, ROAE dropped to 5.4% for the Q.

Given that a portion of the equity in Nuevos Soles is constructed through the structural forward contracts, which affects net interest income when valued at market rates, and considering that said net interest income is about 87% Nuevos Soles-denominated and therefore affected by the conversion to US Dollars at a devalued exchange rate, Credicorp´s results have been negatively impacted in basically all lines of its income statement when reporting in US Dollars.

Therefore, net interest income dropped 2.2% for the Q and non-financial income dropped 8.3%.

However, a more detailed look at the performance of the business denotes a truly healthy business evolution with stronger income generation and margins, when evaluating the performance in the currency in which the businesses are conducted.

	% Change LC *			% Change LC			% Change FC			% Total Change
	Expressed in PEN			Expressed in US$			Expressed in US$			Expressed in US$
Credicorp Ltd.	QoQ	YoY		QoQ	YoY		QoQ	YoY		QoQ	YoY
Ajusted Interest Income (1)	7.9%	21.2%		0.4%	16.4%		-5.2%	10.6%		-1.3%	14.6%
Ajusted Interest Expenses (1)	7.7%	18.4%	à	0.3%	13.7%	+	-1.7%	20.9%	=	-1.0%	18.1%
Ajusted Net interest income (1) (2)	7.9%	21.6%		0.4%	16.8%		-9.7%	-1.1%		-1.5%	13.3%
Reported Net interest income (3)										-2.2%	11.9%

* Converted at US Dollars at Q-end exchange rate.

(1) Interest income reported - Other income. Other income includes the gain on valuation of derivatives generated by the devaluation of the Nuevo Sol.

(2) Interest expenses reported - Other expenses. Other expenses includes the loss in valuation of derivatives linked to the loss in structural forward contracts for US$ 32.9 million in 2Q13 and US$ 11.7 million in 1Q13.

(3) Figures with total results expressed in US Dollar IFRS.

In fact, adjusted net interest income in Nuevos Soles expanded 7.9% QoQ and 21.6% YoY, if we exclude the impact of other interest income and other interest expenses that are related to derivatives valuations resulting from the devaluation of the Nuevo Sol. The aforementioned expansion reveals a dynamic banking business that posted strong increases in market shares in the retail products. However, the FX movement hid this stronger income generation and led to report a 0.4% QoQ and 16.8% YoY growth once incorporating the impact of devaluation. This, added to a drop of -9.7% QoQ in adjusted US Dollar NII resulted in the -1.5% drop QoQ in adjusted NII. However reported NII includes the loss on valuation of structural forwards included in Other expenses, which intensified the drop in NII to a level of -2.2% QoQ. This distortion is also reflected in the NIM, which dropped to 4.81%.

2

This is in line with the loan book growth (growth of average daily balances) recorded for both portfolios: the Nuevos Soles portfolio, which is mainly dominated (approx. 80%) by the retail business, expanded a robust 5.7% QoQ while the US Dollar portfolio reflected the contraction in the corporate business following several international initial stock/bond offerings by major Peruvian corporations and a slowdown in business expansion, and contracted 2.8% QoQ. However, in year-on-year terms, the Nuevos Soles portfolio expanded 23.4% and the US Dollar portfolio 10.4%, which are both very strong numbers. However, the effect of the devaluation in the consolidated US Dollar reporting of the portfolio evolution hid this strong performance and led us to report mere 0.4% growth in the retail business and a contraction of 3.8% in the wholesale business; this in turn led to consolidated growth of average daily balances in US Dollars of -1.4%: a complete distortion of real performance.

Our conditions for portfolio quality required us to set aside additional provisions as we continue the process to adjust the models we use to penetrate low income sectors. Similar to the Credit Card business, which is currently performing well within expectations in all new vintages after adjustments were introduced and is already showing an improvement in its delinquency ratios, the low segment of SME has experienced deviations that have led to an increase in delinquencies to 7.6% of this portfolio, which caused the overall PDL ratio to increase 11bps and situate at 2.11% in 2Q13. This deviation prompted us to make significant adjustments in our models and conduct a thorough revision of the business model we use to evaluate low-income SME. Although this segment currently requires additional provisions, these needs should subside over time as the adjustments made begin to have an effect. In this context, provisions increased 21.4% QoQ. However, this situation was attenuated by the devaluation given that more than 90% of provisions are booked in local currency.

Fee income, which is 72% Nuevos Soles-denominated, grew 8.4% for the Q despite the negative effect of the devaluation of the local currency. This indicates that expansion, which was driven by significantly better banking fees and good growth in our pension fund business this Q, was quite noteworthy. Net gains on FX transactions, which are positively affected by the FX-volatility in the market, also expanded significantly to post 12% growth for the Q. However, the securities in our portfolio suffered from interest rate increases for the US Dollar; this generated significant mark downs in value of these securities in all markets and led to a US$ 11.5 million mark down in sovereign bonds reflected in net gain on sales and securities. Therefore, total non-financial income dropped 8.3% for the Q.

The performance of the insurance business was also affected by FX volatility given that approximately 48% of net earned premiums are Nuevos Soles-denominated. As such, net premium growth of 2.2% is understated if compared to portfolio growth in each currency. Claims increase in both the Health and Life business this Q, which led the underwriting result to decline 15%. The medical services business, on the other hand, is performing well and has posted a 16.8% increase in its underwriting result this Q.

Operating expenses benefitted from the devaluation this Q given that approximately 72% of all expenses are currently Nuevos Soles-denominated. Therefore, these expenses expressed in US Dollars remained fairly flat, hiding a stronger expansion related to business growth, while expenses in US Dollars were inflated by an accounting loss related to the transfer of Correval assets from BCP to Credicorp Capital. Accordingly, total OpEx grew 3.5% this 2Q. Excluding the Correval transaction, OpEx expansion was certainly lower reaching an estimated 2.2% growth QoQ, but understated by the devaluation of the LC.

Due to the aforementioned distortions, the US Dollar operating income reported this 2Q dropped 26.1% to US$ 204.4 million.

As indicated above, the unexpectedly high rate of devaluation of the local currency this 2Q resulted in a significant translation loss on the Nuevos Soles portion of Credicorp’s equity for US$ 78.5 million. In addition taxes, which are determined based on the Nuevos Soles accounting results and as such were significantly higher than US Dollar results this Q, remained high and totaled another US$ 71 million.

Consequently, and after all these non-cash / accounting losses, and as results are converted to US Dollars for reporting purposes, Credicorp’s bottom line fell to US$ 54.5 million.

Notwithstanding, beyond the impact of the devaluation of the currency, the results of Credicorp’s businesses are strong and in line with the expected growth and profitability ratios for each portfolio and in each currency. Portfolio quality is sound despite the temporary deterioration in the low end SME sector, which led to a need for higher provisions, and fee income remains strong.

3

Credicorp Ltd.	Quarter			Change %		Year to date		Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	YoY
Net Interest income	440,809	450,648	393,936	-2.2%	11.9%	891,458	766,187	16.3%
Net provisions for loan losses	(115,038)	(94,782)	(110,850)	21.4%	3.8%	(209,820)	(180,489)	16.3%
Non financial income	258,880	282,199	250,757	-8.3%	3.2%	541,079	488,576	10.7%
Insurance services technical result	30,350	35,717	39,719	-15.0%	-23.6%	66,067	45,255	46.0%
Medical Services Technical Result	6,466	5,534	(717)	16.8%	1001.9%	12,000	3,589	234.3%
Operating expenses (1)	(417,077)	(402,857)	(337,589)	3.5%	23.5%	(819,934)	(648,159)	26.5%
Operating income (2)	204,390	276,459	235,256	-26.1%	-13.1%	480,849	474,959	1.2%
Core operating income	204,390	276,459	235,256	-26.1%	-13.1%	480,849	474,959	1.2%
Non core operating income	-	-	-	0.0%	0.0%	-	-	0.0%
Translation results	(78,541)	(18,646)	(1,685)	321.2%	4560.4%	(97,186)	11,499	-945.1%
Income taxes	(71,008)	(72,400)	(58,573)	-1.9%	21.2%	(143,408)	(118,646)	20.9%
Net income	54,842	185,413	174,998	-70.4%	-68.7%	240,255	367,812	-34.7%
Minority Interest	348	3,891	3,051	-91.1%	-88.6%	4,238	6,753	-37.2%
Net income attributed to Credicorp	54,494	181,522	171,946	-70.0%	-68.3%	236,016	361,059	-34.6%
Net income / share (US$)	0.68	2.28	2.16	-70.0%	-68.3%	2.96	4.53	-34.6%
Total loans	21,353,037	21,674,015	19,232,220	-1.5%	11.0%	21,353,037	19,232,220	11.0%
Deposits and obligations	23,565,473	25,303,600	21,037,643	-6.9%	12.0%	23,565,473	21,037,643	12.0%
Net shareholders' equity	3,885,127	4,120,184	3,675,134	-5.7%	5.7%	3,885,127	3,675,134	5.7%
Net interest margin	4.81%	4.87%	5.03%			4.97%	5.16%
Efficiency ratio	43.9%	43.4%	41.6%			43.7%	41.0%
Return on average shareholders' equity	5.4%	17.5%	19.2%			11.3%	21.4%
PDL ratio	2.11%	1.97%	1.74%			2.11%	1.74%
PDL over 90 days	1.45%	1.35%	1.16%			1.45%	1.16%
NPL ratio (3)	2.73%	2.60%	2.34%			2.73%	2.34%
Coverage ratio of PDLs	167.4%	172.8%	186.8%			167.4%	186.8%
Coverage of NPLs	129.3%	131.2%	139.1%			129.3%	139.1%
Employees	27,518	27,013	23,438			27,518	23,438

(1) Employees' profit sharing is registered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision.

(2) Income before translation results and income taxes.

(3) NPLs: Non-performing loans = Past due loans + Refinanced and restructued loans. NPL Ratio = NPLs/Total loans.

Credicorp – The Sum of Its Parts

The US Dollar results reported this period, have masked the fact that Credicorp’s business development in 2Q13 continued to be strong: the retail Nuevos Soles-denominated portfolio grew at a strong pace while the US Dollar-denominated portfolio (mainly corporate) contracted given that corporate clients made significant moves to tap the international markets. Income generation was also strong, with local currency- denominated income (+85% of total income generation) increasing at a sound pace: 3.4% for interest income and 7.4% for fee income. Higher provisions were needed, but NIMs on the loan book improved 9bps to compensate for the increased cost of risk. Growth and profitability targets for the different portfolios (in the different currencies) are being met. However, given that significant portions of our business are currently Nuevo Soles- denominated and the fact that our portfolios are increasingly denominated in Nuevos Soles, a substantial move in the exchange rate like the one experienced this 1H13 significantly affect our US Dollar reporting, as was the case this last Q.

Given that our banking business is primarily a Nuevos Soles-based business, BCP’s Dollar denominated reporting was also significantly affected by the exchange rate move and reported US$26.5 million in net income. This result incorporates however a loss related to the valuation of Correval when sold from BCP to Credicorp Capital, which is actually an internal accounting adjustment. Therefore when calculating BCP’s contribution, it is returned to BCP and improves its contribution to Credicorp to US$33.3 million. As previously explained, BCP’s business expansion this Q was sound and income generation remained strong when evaluated by currency, but reported results were affected by the translation losses associated with the devaluation of our local currency. ROAE for BCP reflected this effect and dropped to a completely distorted 4% for the Q.

4

Earnings contribution to Credicorp	Quarter			Change %		Year to date		Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	YoY
Banco de Crédito BCP (1)	33,291	137,538	125,386	-76%	-73%	170,829	291,988	-41.5%
BCB (2)	4,052	4,674	5,484	-13%	-26%	8,726	10,903	-20.0%
Edyficar	5,361	7,853	7,200	-32%	-26%	13,214	14,933	-11.5%
Pacifico Grupo Asegurador	5,460	11,259	23,663	-52%	-77%	16,718	28,486	-41.3%
Atlantic Security Bank	13,427	15,501	10,610	-13%	27%	28,929	22,162	30.5%
Prima	14,372	11,617	11,445	24%	26%	25,989	20,611	26.1%
Credicorp Capital (3)	1,468	6,435	(1,164)	-77%	-226.1%	7,903	(1,164)	-778.9%
Credicorp. Inv (4)	2,633	3,433	(1,164)	-23%	-326.2%	6,066	(1,164)	-621.1%
BCP Capital (5)	(1,274)	2,891	-	-144%	-	1,616	-	-
CSI (6)	109	111	-	-2%	-	220	-	-
Credicorp Ltd. (7)	(12,699)	1,884	3,515	-774%	-461%	(10,815)	1,016	-1164.0%
Others (8)	(824)	(2,713)	(1,509)	-70%	-45%	(3,536)	(2,040)	73.3%
Net income attributable to Credicorp	54,495	181,522	171,946	-70%	-68%	236,017	361,059	-34.6%

(1) Includes Banco de Crédito de Bolivia, Edyficar and eliminates the loss related to the sale of Correval in 2Q13 (aproximately US$ 9 million) for consolidation effects, to reflect the real contribution to Credicorp. Figures differ from those reported in the P&L because these contributions don't include Correval's results (these are consolidated in Credicorp Investments for management purposes).

(2) The figure is lower than the net income of BCB because Credicorp owns 97.7% of BCB (directly and inderectly).

(3) Figures Proforma - Unaudited, according to IFRS. Not yet consolidated but for purposes of this report is the sum of Credicorp Inv., CSI and BCP Capital.

(4) Includes BCP Chile, IMT credicorp Inv individual, BCP Colombia and Correval.

(5) Includes Credifondo, Credibolsa, Credítitulos and Finanzas Corporativas.

(6) CSI is included independently as of 1Q13. Before it was inside Others.

(7) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

(8) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

BCP Bolivia reported net income of US$ 4.1 million, down 13.3% QoQ. This resulted from a lower non-financial income (after an extraordinarily high result in this line the previous Q) and higher provisions related to portfolio expansion. BCP Bolivia also reported a US$0.6 million translation loss as it has some investments in the Peruvian capital markets, which led its ROAE to drop to 12%.

Edyficar posted excellent performance and business evolution in its natural currency. In fact, Edyficar is a 98.7% Nuevo Soles business and its portfolio grew 6.5% QoQ and 44% YoY. This Q, NII was 9% up in Nuevos Soles while net income improved +28.2% up to S/.28.8 million from S/.22.5 million. However, when expressing its results in US Dollars for reporting purposes, we find that the devaluation effect has significantly distorted its performance. After this conversion, we see that its contribution drops 32% from US$7.9 million to US$5.4 million, which was the result of both the unfavorable exchange rate and a US$11.5 million translation loss.

Atlantic Security Bank (ASB) reported net income of US$13.4 million in 2Q13, which represented a drop of 13.4% with regard to 1Q13. This drop was due to (i) lower interest income following a contraction at the portfolio level, (ii) fewer earnings on investments, and (iii) losses on FX transactions due to the unexpected devaluation of the Nuevo Sol. Despite this evolution, ASB’s ROAE remained strong and reached 30.3%.

Pacifico Grupo Asegurador (PGA) reported a 52% decline in its contribution to Credicorp, which totaled US$ 5.5 million after deducting the US$6.4 million translation loss recorded for this 2Q. Reported net premium growth was 2% for the 2Q. This growth, however, was understated given that 48% of premiums are calculated in Nuevos Soles. Higher claims led to a decrease in the underwriting result. This was offset by the fact that the company’s investments performed very well, which led to a subsequent increase in financial income.

The Life business was again the top performer within the PGA and contributed to US$ 13.8 million to PGA. The P&C business, however, was a loss generator as it concentrated most of the translation loss. The EPS business (medical insurance) reported a 49% drop in its contribution, which totaled US$1.2 million. The medical segment (Clinics) is still in the development phase and incurred extraordinary expenses to launch its new Medical Services Brand, Sanna, and reported a loss of US$2.2 million for the 2Q.

Prima´s contribution to Credicorp reached US$14.4 million, up 24% from the previous Q. It is important to emphasize that income from commissions this quarter was affected by the following factors: (i) an increase of 6.1% was recorded in income in Nuevos Soles with regard to 1Q13 (local accounting); this same growth, calculated in US Dollars, was equivalent to 3.1% due to local currency devaluation; and (ii) the application of the IAS 18 (international accounting standard), which led to deferred income for US$ 1.4 million. In IFRS, these effects translated into a 1.0% drop in fee income and slightly lower operating income. Despite this evolution, lower tax provisions and a translation gain of US$1.6 million (the only entity in the group with a positive translation result) resulted in the increase reported in its net income. ROAE reached an extraordinary 38.8% for the Q.

5

Credicorp Capital reflects the results of the investment banking group, which is still facing some challenges relative to the consolidation and organizational process. Therefore, the results of the group are still affected by consolidation adjustments and the high cost of reorganizing all three operations. Credicorp Capital contributed a total of US$1.5 million in 2Q13, which fails to reflect the company’s real potential.

Credicorp Ltd’s line mainly includes provisions for tax retention on dividends paid to Credicorp (estimated US$3.7 million) and interest on investments in specific Peruvian companies. This 2Q in addition to tax provisions, a translation loss was recorded for dividend payments of US$9 million that inflated the result to a negative contribution of US$12.7 million.

The Others account encompasses the holding’s different companies, and mainly GrupoCrédito, which controls start-up operations such as Tarjeta Naranja, which is still in the red though largely compensated by income from the Fiduciary business and other investments.

Overall, Credicorp posted good growth and operating performance for the Q in the currencies in which the businesses are conducted. These results, however, were strongly affected by the devaluation of local currency this Q. ROAE dropped to 5.4% and includes all the accounting extraordinary and non-cash effects of said devaluation. It is however interesting to see that excluding only the effects of the devaluation in the Q (i.e. the translation loss of US$ 78.5 million, the loss in the structural forward valuation of US$ 32.9 million and the US$ 19.2 additional taxes related to this FX move), and including other non-recurrent losses such as the loss in the valuation of the bonds portfolio and the additional provisions for the Q, ROAE for Credicorp would be close to 18% for the 2Q13.

The chart below summarizes Credicorp’s capital requirements as a mixed conglomerate, whose principal businesses are banking, insurance, pension funds, among others.

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	Jun 13	Mar 13	Jun 12	Jun 13 / Mar 12	Jun 13 / Jun 12
Capital Stock	496,041	490,051	505,164	1.2%	-1.8%
Legal and Other capital reserves (1)	2,894,076	2,895,550	2,297,813	-0.1%	25.9%
Minority interest (2)	104,642	105,263	78,300	-0.6%	33.6%
Loan loss reserves (3)	295,306	300,817	256,136	-1.8%	15.3%
Perpetual subordinated debt	227,500	227,500	225,300	0.0%	1.0%
Subordinated Debt	1,282,284	1,138,246	1,156,911	12.7%	10.8%
Investments in equity and subordinated debt of financial and insurance companies	(185,497)	(203,023)	(215,153)	-8.6%	-13.8%
Goodwill	(361,620)	(376,410)	(248,358)	-3.9%	45.6%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	(179,508)	0.0%	0.0%
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	(207,144)	-	-100.0%
Total Regulatory Capital (A)	4,752,731	4,577,993	3,669,463	3.8%	29.5%

Tier I (5)	2,830,737	2,801,815	1,834,731	1.0%	54.3%
Tier II (6) + Tier III (7)	1,921,994	1,776,178	1,834,731	8.2%	4.8%

Financial Consolidated Group (FCG) Regulatory Capital Requirements	3,476,635	3,367,681	2,452,058	3.2%	41.8%
Insurance Consolidated Group (ICG) Capital Requirements	294,896	274,620	231,416	7.4%	27.4%
FCG Capital Requirements related to operations with ICG (8)	(48,136)	(24,179)	(24,363)	99.1%	97.6%
ICG Capital Requirements related to operations with FCG(9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	3,642,674	3,723,395	2,915,077	-2.2%	25.0%
Regulatory Capital Ratio (A) / (B)	1.30	1.23	1.26	6.1%	3.7%
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and Other capital reserves include restricted capital reserves (US$ 2,458 MM) and optional capital reserves ( US$436 MM).

(2) Minority Interest includes USD103.6 MM from minority interest Tier I capital stock and reserves and USD0.1MM from minority interest tier II capital stock and reserves.

(3) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Financiera Edyficar and Atlantic Security Bank.

(4) Tier II + Tier III can not be more than 50% of total regulatory capital.

(5) Tier II = Capital + Restricted capital Reserves + tier I capital stock and reserves from minority interest.

- Goodwill - (0.5 x Investment in equity and subordinated debt of financial and insurance companies) + Perpetual subordinated debt

(6) Tier II = Subordinated debt + minority interest tier II capital stock and reserves + Loan loss reserves - (0.5 x Investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

As the table indicates, in general terms Credicorp has maintained a comfortable capitalization level as a holding that is equivalent to 1.30 times the capital required by the Peruvian regulator. This ratio, which is higher than that reported at the end of 1Q13, was primarily due to: (i) the +12.7% increases in subordinated debt following the issuance of US$ 170 million in the international market in the month of April; (ii) a decrease in the market value of some of Credicorp’s investments, which translates into a smaller deduction when calculating cash equity; and (iii) the -2.2% QoQ decrease in the group’s capital requirements, which is due primarily to a reduction in the financial system’s consolidated requirement due to the devaluation of the Nuevo Sol in 2Q13.

It is also important to note that Tier 1 represents 59.6% of Credicorp’s total regulatory capital.

The table shows that the largest capital requirement (93.5%) comes from the financial business; BCP’s banking business represents 72.6% of this figure.

6

Credicorp’s capacity to generate income, coupled with its policy for earnings capitalization, dividend distribution, and reserves has ensured that the organization has the capital that it needs to expand its businesses.

Finally, it is important to note that Credicorp has considerable investments that it can liquidate to increase its regulatory capital by approximately US$ 600 million.

7

II. Banco de Crédito del Perú Consolidated

Summary 2Q13

The banking business registered an excellent performance but this was overshadowed by the impact of a 7.5% devaluation of the Nuevo Sol against the US Dollar in 2Q13. This effect not only led to a translation loss of US$ 63.4 million, a loss of US$ 32.9 million on forwards contracts, and an additional income tax of US$ 13.5 million, but also hid the excellent evolution of the local currency (LC) component of the business’s main lines. If we were to exclude the effect of the devaluation on the aforementioned lines, net income in 2Q13 totaled US$ 136.3 with an ROAE of 20.3% (vs. US$ 26.5 million in net income and 4.0% ROAE as reported).

	2T13 Part. %		Change %
	Local	Foreign	Local Currency		Foreign Currency
Foreign Currency Position BCP	Currency	Currency	QoQ	YoY	QoQ	YoY
Net Interest income	88.8%	11.2%	8.0%	20.3%	-36.1%	-26.3%
Net provisiones for loan losses	93.4%	6.6%	19.1%	33.6%	-1747.8%	-75.1%
Non financial income	73.8%	26.2%	17.5%	17.8%	-0.7%	-8.1%
Operating expenses	69.9%	30.1%	3.2%	9.0%	33.8%	67.6%
Total Loans	44.7%	55.3%	5.8%	22.5%	-0.7%	6.5%
Total Assets	46.9%	53.1%	-2.0%	21.1%	-7.4%	7.1%
Total Deposits	54.7%	45.3%	-1.8%	22.6%	-5.4%	7.9%
Total Liabilities	48.1%	51.9%	-2.8%	23.2%	-7.3%	6.6%

Good business evolution this Q was reflected in:

i)	Adjusted NII in LC, which represents 83.9% of total adjusted NII, expanded +4.7% QoQ and +20.4% YoY, if we exclude the valuation of derivatives impacted by the devaluation of the Nuevo Sol (Other income and Other expenses). This outstanding performance was in line with the excellent dynamic seen the loan portfolio. Nevertheless, the effect of the devaluation of the Nuevo Sol; the contraction of -8.7% QoQ in adjusted NII in foreign currency (FC); and the aforementioned valuation of derivatives explain the -1.6% QoQ decline in NII.

ii)	Banking service fees and gains on foreign currency transactions evolved very favorably and posted growth of 7.4% and 12.1% QoQ, respectively, despite the fact that 67.7% and 82.7% of these components, respectively, are generated in LC. The aforementioned was offset by a net loss on sales of securities (-US$ 27.0 million), which was primarily attributable to the performance of sovereign bonds in Latin America.

The aforementioned helped attenuate:

i)	The 21.8% increase in provisions for loan losses, which was linked primarily with higher delinquency in the SME segment as well as an increase charge offs (US$ 72.9 million in 2Q13 vs US$ 59.3 million in 1Q13), which increased the provision stock by 2% QoQ.

ii)	The +7.0% QoQ expansion in operating expenses due to an increase in administrative and other expenses; the latter was associated with the loss generated by Correval’s sale to Credicorp Capital, which is neutral in the consolidation of Credicorp subsidiaries’ results.

It is important to note that the NIM on loans expanded 9 bps QoQ, going from 8.10% to 8.19% at the end of 2Q13. This is clear evidence that the loan business is performing well given that this increase also includes the significant impact of a devaluation of the Nuevo Sol on proportionally higher income in LC.

In terms of operating efficiency, the efficiency ratio was situated at 49.3%. This figure is only slightly above the 48.7% reported in 1Q13 because the +1.7% QoQ increase in core income attenuated the increase in operating expenses.

8

Banco de Credito and Subsidiaries	Quarter			Change %		Year to date		Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	Jun 13 / Jun 12
Net financial income	405,388	411,908	355,261	-1.6%	14.1%	817,296	697,760	17.1%
Total provisions for loan loasses	(115,288)	(94,673)	(111,091)	21.8%	3.8%	(209,961)	(180,933)	16.0%
Non financial income	192,604	211,110	206,387	-8.8%	-6.7%	403,714	405,086	-0.3%
Operating expenses (1)	(329,881)	(308,392)	(271,650)	7.0%	21.4%	(638,273)	(528,898)	20.7%
Operating income (2)	152,823	219,953	178,907	-30.5%	-14.6%	372,776	393,015	-5.1%
Core operating income	152,823	219,953	178,907	-30.5%	-14.6%	372,776	393,015	-5.1%
Non core operating income (3)	-	-	-	0.0%	0.0%	-	-	0.0%
Translation results	(63,395)	(15,753)	(2,988)	302.4%	2021.7%	(79,148)	8,426	-1039.3%
Income taxes	(62,774)	(62,042)	(47,944)	1.2%	30.9%	(124,816)	(102,598)	21.7%
Net income	26,473	141,946	127,735	-81.3%	-79.3%	168,419	298,354	-43.6%
Net income / share (US$)	0.009	0.046	0.041	-81.4%	-79.4%	0.054	0.096	-43.6%
Total loans	20,687,219	20,905,587	18,599,091	-1.0%	11.2%	20,687,219	18,599,091	11.2%
Deposits and obligations	22,364,889	24,089,609	19,743,309	-7.2%	13.3%	22,364,889	19,743,309	13.3%
Net shareholders' equity	2,670,880	2,692,647	2,440,708	-0.8%	9.4%	2,670,880	2,440,708	9.4%
Net financial margin	4.92%	4.97%	5.29%			5.07%	5.31%
Efficiency ratio	49.3%	48.7%	48.4%			49.0%	47.9%
Return on average equity	4.0%	20.8%	21.4%			12.4%	25.2%
PDL ratio	2.16%	2.04%	1.80%			2.16%	1.80%
NPL ratio (4)	2.80%	2.69%	2.42%			2.80%	2.42%
Coverage ratio of PDLs	168.7%	172.8%	186.9%			168.7%	186.9%
Coverage ratio of NPLs	130.1%	131.2%	139.2%			130.1%	139.2%
BIS ratio	15.06%	14.65%	15.91%			15.1%	15.9%
Branches	380	379	352			380	352
Agentes BCP	5,705	5,627	5,419			5,705	5,419
ATMs	1,966	1,925	1,647			1,966	1,647
Employees	22,615	22,804	19,556			22,615	22,804

* See notes in BCP and Subsidiaries income statement and balance sheet.

(1) Employees' profit sharing is regisered in Salaries and Employees Benefits since 1Q11 due to local regulator's decision

(2) Income before translation results and income taxes.

(3) Includes non core operating income from net gain on sales of securities.

(4) NPLs: Non-performing loans = Past due loans + Refinanced and restructured loans. NPL Ratio = NPLs / Total loans.

(5) As of 2T13, excludes employees from Correval.

Although total assets fell 7.9% QoQ, the loan portfolio performed very well. In fact, average daily balances in the LC portfolio, which represent 46.2% of total loans, were highly dynamic and posted growth of +5.7% QoQ and +23.4% YoY. This expansion was led primarily by significant growth in Retail Banking loans (+5.7 QoQ +28.8 YoY), where the Mortgage and SME segments were the most dynamic with rates of +8.9% QoQ and +6.4% QoQ, respectively. Edyficar, whose loans are mainly denominated in LC, posted an increase of +6.5% QoQ and +43.9% YoY. This excellent performance in the LC portfolio was overshadowed by the fact that the Nuevo Sol devaluated 7.5% against the US Dollar in 2Q13. The FC portfolio (mainly in Wholesale Banking) contracted -2.8% QoQ given that corporate clients moved to place international issuances to pay off debt obligations. All of these factors explain the -1.4% QoQ decline in the total loan portfolio.

The YoY evolution shows an excellent +15% expansion in the loan portfolio, which was primarily attributable to growth in LC loans (+23.4%) and FC loans (+10.4%), which significantly offset the impact of devaluation in the portfolio denominated in Nuevos Soles.

In terms of portfolio quality, the quarterly evolution shows that past-due loan (PDL) ratios are stable in virtually every segment. Along these lines, it is important to note that the PDL ratio in the Credit Card segment has declined, which indicates that the adjustments implemented were right as it is reflected in the better performance of the post-adjustment vintages. Nevertheless, PDL ratio of the SME segment rose to 7.6%, which explains most on the increase of 4.5% QoQ of total PDL portfolio. As a result, the PDL ratio increased 12 bps to situate at 2.16% at quarter-end (vs. 2.04% at the end of 1Q13) while the 90-day PDL ratio increased 10 bps, going from 1.35% to 1.45%. The 12 bps increase in the PDL ratio can be disaggregated as follows: (i) 9 bps were associated with the increase in the PDL portfolio, which is in turn explained mainly by the higher PDL ratio in the SME segment; and (ii) 3 bps due to the contraction in loans that in turn was attributable to the impact of the devaluation of the Nuevo Sol, which cast a shadow over the excellent dynamism of LC-denominated loans.

Total liabilities fell -8.4% QoQ at the end of 2Q13, which was due primarily to: i) a contraction in Deposits (-7.2% QoQ), which are the main source of funding, that was accentuated by the devaluation of the Nuevo Sol given that approximately 55% of deposits are in local currency; and ii) the reduction in Other Liabilities (-57.4% QoQ), which was due primarily to the sale of Correval to Credicorp Capital in the month of June. The YoY evolution reported growth of +11.6%.

9

Core income	Quarter			Change %		Year to date		Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun.12	Jun 13 / Jun 12
Net interest and dividend income (1)	405,388	411,908	355,261	-1.6%	14.1%	817,296	697,760	17.1%
Fee income, net (2)	163,155	151,912	145,823	7.4%	11.9%	315,067	287,808	9.5%
Net gain on foreign exchange transactions (2)	52,216	46,570	42,660	12.1%	22.4%	98,786	81,990	20.5%
Core income	620,759	610,390	543,744	1.7%	14.2%	1,231,149	1,067,558	15.3%

(1) See note 1 in BCP and Subsidiaries income statement.

(2) See note 3 in BCP and Subsidiaries income statement.

Finally, it is important to note that Core Income grew +1.7% QoQ and +14.2% YoY with all items showing an excellent performance that is evident when we analyze them in the currency they are generated.

II.1 Interest-earning assets

Interest-earning assets denominated in LC, which represent 46.9% of total interest-earning assets, expanded +1.4% QoQ; nevertheless, the impact of the devaluation of the Nuevo Sol, and the -5.5% QoQ contraction of assets denominated in FC explain the -5.3% QoQ reduction in the total interest-earning asset level.

	Local Currency (LC)			Foreign Currency (FC)
	Change %		Part. %	Change %		Part. %
Change in Interest earning assets by the currency in which they were generated	QoQ	YoY	2Q13	QoQ	YoY	2Q13
BCRP and other banks	-11.7%	100.6%	31.5%	-18.4%	20.3%	68.5%
Interbank funds	100%	769.9%	29.0%	234.4%	1237.5%	71.0%
Trading securities	173.1%	160.8%	75.7%	-82.0%	-78.9%	24.3%
Securities available for sale	-3.9%	7.9%	68.5%	17.6%	36.8%	31.5%
Current loans	5.8%	22.5%	46.5%	-1.2%	5.2%	53.5%
Total interest earning assets	1.4%	25.8%	46.9%	-5.5%	10.6%	53.1%

Interest-earning assets in LC posted growth of +1.4% QoQ and +25.8% YoY. Within these assets, LC loans performed particularly well and reported a +5.8% expansion QoQ and +22.5% YoY. This was due primarily to dynamism in the Retail Banking segment, which will be discussed in-depth later in this report.

Interest-earning assets in FC fell -5.5% QoQ. This was due primarily to a decrease in assets held in the BCR and other banks, as well as, a moderate contraction in FC loans, which was particularly evident in Wholesale Banking (to be discussed later). Nevertheless, this component expanded +10.6% YoY and posted growth in virtually every segment.

All of the aforementioned account for the -5.3% QoQ contraction in total interest-earning assets as outlined in the table below:

Interest earning assets	Quarter			Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY
BCRP and other banks (1)	6,254,247	7,598,218	4,570,284	-17.7%	36.8%
Interbank funds	75,389	16,000	6,621	371.2%	1038.6%
Trading securities (2)	111,930	184,086	162,617	-39.2%	-31.2%
Securities available for sale (3)	4,955,672	5,165,095	4,483,200	-4.1%	10.5%
Loans (4)	20,687,219	20,905,587	18,599,092	-1.0%	11.2%
Total interest earning assets	32,084,457	33,868,986	27,821,814	-5.3%	15.3%

(1)1Q13 and 2Q12 figures differ from figures previously reported.1Q13 figure differs in US$7,800; 2Q12 figure differs in US$4,800.

See note (*) for more detail regarding the reasons for the change in the figures.

(2) See note 2 in BCP and Subsidiaries balance sheet.

(3) See note 3 in BCP and Subsidiaries balance sheet.

(4) We have adjusted this account to include all loans (current and past due loans).

10

Loan Portfolio

Average Daily Balances

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)
	(Nuevos Soles million)					(US$ million)
	2Q13	1Q13	2Q12	QoQ	YoY	2Q13	1Q13	2Q12	QoQ	YoY
Wholesale Banking	5,130.7	4,869.7	4,987.8	5.4%	2.9%	7,433.8	7,803.3	6,799.3	-4.7%	9.3%
- Corporate	3,157.6	2,902.4	3,190.6	8.8%	-1.0%	4,732.8	5,072.7	4,292.5	-6.7%	10.3%
- Middle Market	1,973.2	1,967.4	1,797.2	0.3%	9.8%	2,701.0	2,730.6	2,506.8	-1.1%	7.7%
Retail Banking	17,832.8	16,874.3	13,845.4	5.7%	28.8%	2,922.0	2,908.8	2,613.7	0.5%	11.8%
- SME + Business	6,514.4	6,122.4	5,027.2	6.4%	29.6%	937.0	929.5	807.9	0.8%	16.0%
- Mortgages	5,060.5	4,647.7	3,499.7	8.9%	44.6%	1,484.9	1,494.6	1,406.8	-0.6%	5.6%
- Consumer	3,868.5	3,730.9	3,189.7	3.7%	21.3%	385.8	375.0	300.9	2.9%	28.2%
- Credit Cards	2,389.4	2,373.4	2,128.9	0.7%	12.2%	114.4	109.8	98.0	4.2%	16.7%
Edyficar	2,116.5	1,987.4	1,470.8	6.5%	43.9%	10.0	10.3	10.6	-3.2%	-5.6%
Others (2)	139.5	130.7	129.8	6.7%	7.4%	998.5	967.0	874.4	3.3%	14.2%
Consolidated total loans	25,219.6	23,862.1	20,433.9	5.7%	23.4%	11,364.3	11,689.4	10,298.0	-2.8%	10.4%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

At the end of 2Q13, and taking into account average daily balances, the LC loan portfolio represented 46.2% of total loans. This tops 1Q13’s level, which was situated at 44.1%. The LC portfolio was highly dynamic in 2Q13, which is reflected in the expansion of +5.7% QoQ and +23.4% YoY. This growth was due primarily to Retail Banking’s good performance (+5.7 QoQ, +28.8 YoY), which was led by noteworthy growth in the Mortgage and SME segments with +8.9% QoQ and +6.4% QoQ, respectively. Edyficar, whose portfolio is denominated entirely in LC, posted an increase of +6.5% QoQ and excellent growth of +43.9% YoY. Wholesale Banking also posted growth of +5.4% QoQ and +2.9% YoY this period.

The excellent performance of the LC portfolio was, however, overshadowed by the 7.5% devaluation of the Nuevo Sol against the US Dollar in 2Q.

The aforementioned, coupled with a -2.8% reduction QoQ in the FC portfolio, led to a -1.4% QoQ decrease in total loans. The contraction of the FC portfolio is primarily due to the fact that corporate clients placed regional and international issuances, whose resources were used to pay off loans for working capital and medium and long term financing. It is important to note that in 2Q13, Credicorp Capital worked with many of these clients, including Alicorp S.A.A. and Consorcio Transmantaro, to ensure their successful incursion in the capital markets.

The YoY evolution shows a +15% expansion in the loan portfolio, which was due primarily to excellent growth in LC loans (+23.4%) and FC loans (+10.4%), which significantly offset the impact of the devaluation in the portfolio denominated in Nuevos Soles.

Average Daily Balances

	TOTAL LOANS (1)
	(US$ million)
	2Q13	1Q13	2Q12	QoQ	YoY
Wholesale Banking	9,320.7	9,687.5	8,665.5	-3.8%	7.6%
- Corporate	5,894.0	6,195.6	5,486.3	-4.9%	7.4%
- Middle Market	3,426.7	3,491.9	3,179.1	-1.9%	7.8%
Retail Banking	9,478.8	9,438.1	7,792.8	0.4%	21.6%
- SME + Business	3,332.3	3,298.5	2,688.4	1.0%	23.9%
- Mortgages	3,345.2	3,292.9	2,715.9	1.6%	23.2%
- Consumer	1,808.2	1,818.6	1,494.1	-0.6%	21.0%
- Credit Cards	993.1	1,028.1	894.4	-3.4%	11.0%
Edyficar	788.1	779.3	560.8	1.1%	40.5%
Others (2)	1,049.7	1,017.5	923.0	3.2%	13.7%
Consolidated total loans	20,637.3	20,922.5	17,942.0	-1.4%	15.0%

(1) Average daily balance.

(2) Includes Work Out Unit, other banking and BCP Bolivia.

Source: BCP

11

The following figure shows the evolution of quarter-end and average daily balances per month. The debt payments made in Corporate Banking in the months of April and May are evident as it is the recovery posted in the month of June.

Loan Market Share

At the end of June BCP consolidated continues to lead the market with a 31.1% share, which outpaces its closest competitor’s share by more than 10 percentage points.

At the end of June 2013, the Retail Banking segments that posted the highest gains in market share QoQ were the SME (from 24.0% to 24.6%) and Consumer (from 23.1% to 23.7%) segments. In terms of Wholesale Banking, Corporate Banking posted a decline, going from 48.0% in March to 45.7% in June. This drop was primarily due to the contraction generated by international and regional bonds issuances, which were used to pay off debts with BCP, as explained before. Middle-Market Banking experienced a slight decline in its market share, which fell from 34.7% to 34.1%.

Dollarization

The share of the LC denominated portfolio fell slightly from 45.0% in 1Q13 to 44.7% in 2Q13. This was due primarily to the effect of the devaluation of the Nuevo Sol. Despite this depreciation, the YoY evolution reveals a noteworthy process of de-dollarization, which is evident in the participation of LC loans: 44.7% at the end 2T13 vs. 42.4% at the close of 2Q12, which is in line with the 21.6% YoY growth posted in Retail Banking loans.

12

II. 2 Liabilities

At the end of 2Q13, total liabilities dropped 8.4% QoQ due primarily to: (i) a contraction in Deposits (-7.2% QoQ), which are the main source of funding; this decline was accentuated by the devaluation of the Nuevo Sol given that 55% of deposits are in local currency; and (ii) the reduction in Other Liabilities (-57.4% QoQ), which was primarily due to the sale of Correval to Credicorp in the month of June. The YoY evolution reports growth of +11.6%.

Deposits and obligations	Quarter			Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY
Demand deposits (non-interest bearing)	5,396,312	6,277,969	5,477,624	-14.0%	-1.5%
Demand deposits	1,355,575	1,235,117	1,362,552	9.8%	-0.5%
Saving deposits	5,916,783	6,275,766	5,346,285	-5.7%	10.7%
Time deposits	7,356,075	8,156,478	5,513,461	-9.8%	33.4%
Severance indemnity deposits (CTS)	2,267,416	2,073,189	1,971,406	9.4%	15.0%
Interest payable	72,728	71,089	71,981	2.3%	1.0%
Total customer deposits (1)	22,364,889	24,089,608	19,743,309	-7.2%	13.3%
Due to banks and correspondents (2)	4,055,121	4,530,801	3,313,636	-10.5%	22.4%
Bonds and subordinated debt	4,168,247	3,650,438	3,482,265	14.2%	19.7%
Other liabilities (3)	884,903	2,078,980	1,672,673	-57.4%	-47.1%
Total liabilities	31,473,160	34,349,827	28,211,883	-8.4%	11.6%

(1) See note 6 in BCP and Subsidiaries Balance Sheet.

(2) See note 7 in BCP and Subsidiaries Balance Sheet.

(3) See note 8 in BCP and Subsidiaries Balance Sheet.

Deposits

The decline reported in total deposits (-7.2% QoQ) is primarily due to:

i)	A drop in non-interest bearing demand deposits (-14.0% QoQ), which was due to the contraction in LC (-17.4% QoQ) and FC (-10.9% QoQ) deposits due to withdrawals by Corporate Banking clients to cover CAPEX payments, payments to suppliers, payment of dividends, among others;

ii)	A reduction in time deposits (-9.8% QoQ) due to a contraction in FC (-14.9% QoQ) and LC (-6.2% QoQ) deposits, primarily in the Corporate Banking segment. The decrease in FC deposits is associated with the bank’s approach to managing excess liquidity in US Dollars. Nevertheless, the contraction in LC time deposits reflects the impact of the devaluation in the Nuevo Sol given that growth, expressed in LC, was +0.8% QoQ. This had a powerful impact on the evolution of total time deposits because the LC component represents 62% of this deposit type; and

iii)	A drop in saving deposits (-5.7% QoQ) due to the contraction in the LC component (-4.3% TaT) mainly associated to: the devaluation of the Nuevo Sol, given that 56% of this type of deposit is denominated in this currency; and a seasonal factor given that a peak is recorded in 1Q13 as a result of profit sharing payments.

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The aforementioned contractions were attenuated by expansion in CTS deposits, which grew 9.47% QoQ. This growth reflects a seasonal increase that happens in May of each year.

At the end of 2Q13, the loan/deposit ratio was situated at 92.5% (vs. 86.8% in 1Q13). By currency type, this indicator was 75.5% (vs. 70.2% 1Q13) in LC and 111.35% (vs. 107.5% 1Q13) in FC.

	Local Currency (LC)			Foreign Currency (FC)
	Change %		Participation %	Change %		Participation %
Change in deposits in the currency they are denominated	QoQ	YoY	2Q13	QoQ	YoY	2Q13
Non-interest bearing deposits	-11.2%	11.9%	46.9%	-10.9%	-8.9%	53.1%
Demand deposits	-0.1%	20.6%	50.1%	33.9%	-9.8%	49.9%
Saving deposits	-4.3%	23.5%	56.2%	2.0%	1.9%	43.8%
Time deposits	0.8%	25.4%	60.9%	-14.9%	56.6%	39.1%
Severance indemnity deposits (CTS)	21.6%	39.0%	51.8%	5.5%	0.7%	48.2%
Interest payable	10.3%	3.7%	70.4%	1.4%	4.7%	29.6%
Total customer deposits	-1.8%	22.6%	54.7%	-5.4%	7.9%	45.3%
Due to banks and correspondents	-4.1%	26.3%	16.8%	-11.3%	23.9%	83.2%
Bonds and subordinated debt	0.8%	75.7%	18.9%	20.2%	12.0%	81.1%
Other liabilities	-24.7%	-11.0%	60.7%	-74.0%	-68.0%	39.3%
Total liabilities	-2.8%	23.2%	48.1%	-7.3%	6.6%	51.9%

Other funding sources

Other funding sources fell -1.3% QoQ. This was attributable to the -10.5% QoQ decline in due to banks and correspondents, which was associated with the amortization of long term debts for approximately US$155 million and short term debt maturities with foreign banks for approximately US$324 million.

Bonds and subordinated debt increased in 2Q13 (+14.2% QoQ), which was attributable to corporate bond issuances in April 2013 for US$716.3 million1 and the reopening of the BCP27 subordinated bond for US$ 170 million.

Funding Cost

Finally, the Bank’s funding cost was situated at 2.22%2 in 2Q13, which is 4 bps higher than that registered in 1Q13 (2.18%). This result was primarily due to the fact that alternative funding sources, meaning bonds and subordinated debt (+14.2% QoQ), increased their share of total funding, while deposits, which are the cheapest source of funding, decreased (-7.2% QoQ) their share of the same.

1Result after exchanging notes for BCP 16.

2The funding cost is calculated by using the following formula:

 * This is based on the average of the initial balance and the closing balance of total liabilities (not including other liabilities) for the period.

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Market Share of Deposits

At the end of May 2013, BCP continued to lead the market for deposits with a 33.6% share of the financial system’s total deposits. Accordingly, the bank continued to lead the pack in terms of the different deposit types, both in local currency and foreign currency. Nevertheless, the market share of time deposits in foreign currency fell 33% in 1Q13 to 25.5% in 2Q13, which was primarily due to the fact that corporate clients made large withdrawals. This is, as previously discussed, in line with the Bank’s strategy to reduce excess liquidity in FC.

Market share by type of deposit and currency

	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	39.7%	36.7%	18.0%	39.5%
FC	40.0%	40.2%	25.5%	52.5%

 LC: Local Currency

FC: Foreign Currency

Deposit Dollarization

Deposit de-dollarization reverted slightly QoQ, which was mainly due to the 7.5% devaluation of the Nuevo Sol. Nevertheless, in YoY terms, the de-dollarization process at the deposit level is more evident and reveals a decline of approximately 380 bps in the share of FC deposits.

15

Mutual Funds

Mutual funds in Credifondo Peru fell -10% QoQ, which is in line with high volatility in the international markets and the negative evolution of the fixed income market in particular (yields on sovereign bonds). This led affiliates to withdraw their balances, which produced a subsequent decline in the volume of FuM.

Mutual funds at Credifondo Bolivia also fell 3% QoQ, which is linked to the scenario of low liquidity of financial entities in Bolivia and reflects movements in the country’s stock market. This caused the yields of repo transactions to increase, making them a more attractive investment option than mutual funds. Nevertheless, the system is expected to regularize in the coming months.

Customer funds	Quarter			Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY
Mutual funds in Perú	2,546,804	2,832,739	2,393,713	-10.1%	6.4%
Mutual funds in Bolivia	70,845	73,285	95,726	-3.3%	-26.0%
Total customer funds	2,617,649	2,906,024	2,489,439	-9.9%	5.2%

II.3 Net Interest Income

Adjusted NII in LC, which represents 83.9% of total adjusted NII, expanded +4.7% QoQ and +20.4% YoY, if we exclude the valuation of derivatives impacted by the devaluation of the Nuevo Sol (Other income and Other expenses). This outstanding performance was in line with the excellent dynamic seen the loan portfolio. Nevertheless, the effect of the devaluation of the Nuevo Sol; the contraction of -8.7% QoQ in adjusted NII in foreign currency (FC); and the aforementioned valuation of derivatives explain the -1.6% QoQ decline in NII. All the above translated into a NIM of 4.92%, which is only 4bps below the figure reported in 1Q13.

	% Change LC			% Change LC *			% Change FC			% Total Change
	Expressed in PEN			Expressed in US$			Expressed in US$			Expressed in US$
BCP	QoQ	YoY		QoQ	YoY		QoQ	YoY		QoQ	YoY
Adjusted Interest Income (1)	5.3%	20.6%		-2.0%	15.8%		-5.1%	11.1%		-1.0%	16.7%
Adjusted Interest Expenses (1)	7.9%	21.9%	à	0.5%	17.0%	+	-2.2%	18.2%	=	-1.2%	16.9%
Ajusted Net interest income (1) (2)	4.7%	20.4%		-2.6%	15.6%		-8.7%	2.7%		-0.9%	16.7%
Reported Net interest income (3)										-1.6%	14.1%

* Converted at US Dollars at Q-end exchange rate.

(1) Interest income reported - Other income. Other income includes gain on valuation of derivatives generated by the devaluation of the Nuevo Sol.

(2) Interest expenses reported - Other expenses. Other expenses includes the loss in valuation of derivatives linked to the loss in structural forward contracts for US$ 32.9 million in 2Q13 and US$ 11.7 million in 1Q13.

(3) Figures with total results expressed in US Dollar IFRS.

16

The following table shows the breakdown by currency and item of interest income and expense, besides the QoQ and YoY changes of each component:

	Local Currency			Foreign Currency
Change in income and expenses	Change %		Part. %	Change %		Part. %
by the currency in which they were generated	QoQ	YoY	2Q13	QoQ	YoY	2Q13
Adjusted Interest income (1)	5.3%	20.6%	73.3%	-5.1%	11.1%	26.7%
Interest on loans	5.2%	22.4%	72.4%	1.7%	13.5%	27.6%
Interest and dividends on investments	-	-	-	-100.0%	-100.0%	-
Interest on deposits with banks	-19.1%	15.5%	93.5%	-58.6%	-76.1%	6.5%
Interest on trading securities	14.9%	5.3%	80.6%	-28.9%	-4.0%	19.4%
Adjusted Interest expense (2)	7.9%	21.9%	47.5%	-2.2%	18.2%	52.5%
Interest on deposits	0.1%	13.1%	78.8%	-33.7%	11.6%	21.2%
Interest on borrowed funds	21.5%	-10.5%	26.6%	-3.4%	37.0%	73.4%
Interest on bonds and subordinated note	29.9%	104.5%	27.1%	14.2%	12.2%	72.9%
Adjusted Net interest income (1) (2)	4.7%	20.4%	83.9%	-8.7%	2.7%	16.1%

(1) Interest income reported - Other income.

(2) Interest expenses reported - Other expenses.

Interest income

Adjusted interest income in LC (without the Other interest income line that includes mainly gains on valuation of derivatives) expanded considerably at rates of +5.3% QoQ and +20.6% YoY, where it is noteworthy the evolution of interest on loans (+5.2% QoQ and +22.4% YoY) as a result of the expansion of +5.7% QoQ and +23.4% YoY in the average daily balances of LC loan portfolio. This favorable performance was offset by the devaluation effect.

Adjusted interest income denominated in FC fell -5.1% QoQ but grew +11.1% YoY. The quarterly evolution is due primarily to a decline in dividend income on investments (seasonality in 1Q, which is primarily attributable to dividends from BCI Chile), which generated US$ 7.0 million in 1Q13; and lower income in Interest income on deposits in other banks (-27.1% QoQ) due to a decrease in the system’s interbank rates for surplus cash in line with the higher liquidity in the system. The aforementioned offset growth of +1.7% in interest on FC loans that grew despite the -2.8% QoQ contraction in FC loans.

When we consider the valuation of derivatives and the effect of the devaluation in the LC component, total interest income expressed in IFRS US Dollars decreases -1.0% QoQ and increases +18.4% YoY.

Interest expenses

Adjusted interest expenses in LC increased +7.9% QoQ and +21.9% YoY, mainly as a result of a significant growth in interest on bonds and subordinated notes (+29.9% QoQ and +104.5% YoY) due to an increase in BCP’s certificates of deposits, among others. It is important to note that the interest expense on deposits in LC was fairly stable (+0.1% QoQ), even though the drop of -5.7% QoQ of LC saving deposits because this funding source has the lowest funding cost.

Adjusted interest expenses in FC decreased -2.2% QoQ and increased +18.2% YoY. The quarterly evolution is explained mainly by the drop in interest on deposits (-33.7% QoQ) as a result of the contraction of FC time deposits (-14.9% QoQ). The lower interest expenses on deposits was significant attenuated by the increase in interest on bonds and subordinated notes in FC (+14.2% QoQ) following bonds issuances in April 2013 (higher-cost liabilities).

When we consider the valuation of derivatives (linked to the impact of the US$32.9 million loss on forwards contracts, among others) and the effect of the devaluation in the LC component, total interest expenses expressed in IFRS US Dollars slightly increases +0.3% QoQ and +21.5% YoY.

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The following table contains the results expressed in US Dollars:

Net interest income	Quarter			Change %		Year to date		Change %
US$ 000	2Q13	1T13	2Q12	QoQ	YoY	Jun 13	Jun 12	Jun 13 / Jun 12
Interest income (1)	595,032	601,016	511,314	-1.0%	16.4%	1,196,048	998,963	19.7%
Interest on loans	545,309	540,661	459,699	0.9%	18.6%	1,085,970	890,861	21.9%
Interest and dividends on investments	-	7,047	306	-100.0%	-100.0%	7,047	6,698	5.2%
Interest on deposits with banks	7,913	10,856	8,689	-27.1%	-8.9%	18,769	17,308	8.4%
Interest on trading securities	41,228	41,675	40,480	-1.1%	1.8%	82,903	79,486	4.3%
Other interest income	582	777	2,140	-25.1%	-72.8%	1,359	4,610	-70.5%
Interest expense (2)	189,644	189,108	156,053	0.3%	21.5%	378,752	301,203	25.7%
Interest on deposits	68,985	78,432	61,285	-12.0%	12.6%	147,417	117,928	25.0%
Interest on borrowed funds	35,806	35,385	29,991	1.2%	19.4%	71,191	58,106	22.5%
Interest on bonds and subordinated note	65,323	58,418	54,230	11.8%	20.5%	123,741	104,307	18.6%
Other interest expense	19,530	16,873	10,547	15.7%	85.2%	36,403	20,862	74.5%
Net interest income	405,388	411,908	355,261	-1.6%	14.1%	817,296	697,760	17.1%
Average interest earning assets (3)	32,976,722	33,154,079	26,881,044	-0.5%	22.7%	32,261,814	26,304,738	22.6%
Net interest margin*	4.92%	4.97%	5.29%			5.07%	5.31%

*Annualized.

(1) See note 1 in BCP and Subsidiaries income statement.

(2) See note 2 in BCP and Subsidiaries income statement.

(3) See notes 1 and 2 in II.1 Interest-earning assets first table.

The contraction in NII led to a slight contraction in the Net Interest Margin (NIM), which was attenuated by a slight decline in the average interest earning assets (-0.5% QoQ). NIM fell from 4.97% in 1Q13 to 4.92% in 2Q13.

On the contrary, if we analyze the NIM on loans, we see a 9 bps increase (from 8.10% to 8.19% at the end of 2Q13). The aforementioned is clear evidence that the loan portfolio is performing well given that the increase occurs in a scenario of significant impact generated by the devaluation of the Nuevo Sol on the proportionally higher income produced in LC.

NIM3

II.4 Past Due Portfolio and Net Provisions on Loan Losses

The quarterly evolution shows that PDL ratios remained stable in virtually every segment. It is important to note the drop posted in the PDL ratio for Credit Cards, which indicates that the bank’s adjustments have had a positive impact in the performance of post-adjustment vintages. Nevertheless, the PDL ratio of the SME segment increased up to 7.56%, which explains the majority of the 4.5% QoQ increase in the PDL portfolio. The aforementioned, coupled with a drop in the loan portfolio balance (due primarily to the devaluation of the Nuevo Sol) led to an overall PDL ratio of 2.16% (vs 2.04% in 1Q13).

3 Until 4Q12, total earning assets included current loans (including refinanced and restructured loans). Since 1Q13, total earning assets include total loans, meaning current loans and past due loans. NIM of loans is calculated as following:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earnings assets for the reporting period.

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Provision for loan losses	Quarter			Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY
Provisions	(127,673)	(105,404)	(122,741)	21.1%	4.0%
Loan loss recoveries	12,383	10,732	11,650	15.4%	6.3%
Net provisions, for loan losses	(115,290)	(94,672)	(111,091)	21.8%	3.8%
Annualized net provisions / Total loans	2.2%	1.8%	2.4%	-	-
Net Provisions / Net Interest Income	28.4%	23.0%	31.3%	-	-
Total loans	20,687,219	20,905,587	18,599,091	-1.0%	11.2%
Reserve for loan losses (RLL)	752,538	737,664	625,293	2.0%	20.3%
Charge-Off amount	72,923	59,310	56,781	23.0%	28.4%
Past due loans (PDL)	446,086	426,811	334,509	4.5%	33.4%
Non-performing loans (NPLs)	578,566	562,310	449,370	2.9%	28.8%
PDL ratio at 90 days	1.45%	1.35%	1.16%
PDL ratio	2.16%	2.04%	1.80%
NPL ratio	2.80%	2.69%	2.42%
Coverage of PDLs	168.7%	172.8%	186.9%
Coverage of NPLs	130.1%	131.2%	139.1%

Provisions

Net provisions expense for loan losses totaled US$ 115.3 million. This represented 28.4% of NII (a level higher than the 23% registered in 1Q13) and 2.2% of total loans (+1.8% above the reported in 1Q13). The coverage ratios for PDL and NPL portfolios were situated at 168.7% and 130.1%, respectively. Both levels are considerably higher than BCP’s internal limits.

The 21.8% expansion in net provisions expenses for loan losses is due primarily to an increase in the PDL ratio of the SME segment. The higher expense was also associated with an increase in charge offs for the Q (US$ 72.9 million in 2Q13 vs US$ 59.3 million in 1Q1313) and led to a rise of 2% QoQ in the provisions stock.

Portfolio Quality

The PDL ratio increased 12 bps to situate at 2.16% at the end of the quarter (vs. 2.04% at the end of 1Q13) while the 90-day PDL ratio raised 10 bps (going from 1.35% to 1.45%). The 12-bps increase in the PDL ratio was due to: (i) 9 bps for the expansion of the PDL portfolio, which was in turn due to higher delinquency in the SME segment; and (ii) 3 bps for the contraction in total loans, which in turn reflected the impact of the devaluation of the Nuevo Sol that hid the excellent dynamism of LC loans.

The PDL ratio in the SME segment increased to 7.56% at the end of 2Q13 (vs. 6.78% at the end of 1Q13). As we explained last quarter this coincides with the 24-month maturity period of pre-adjustment vintages (July 2011 – August 2012).

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The NPL portfolio expanded +2.9% QoQ. This led to a 10 pbs increase in the NPL ratio, which was situated at 2.80% (which tops the 2.69% posted in 1Q13). It is important to note that BCP’s NPL ratio is lower than the average NPL ratio registered by the Peruvian banking system, which was situated at 3.0% at the end of June 2013 (Data SBS).

The following figure shows the evolution of the past due portfolio by segment and product:

When analyzing the evolution of the PDL ratio by banking division and product, it is important to note that:

i)	The credit card segment has improved QoQ, posting a 14 bps reduction that coincides with expectations given that post-adjustment vintages are performing increasingly well.

ii)	In the consumer segment, the PDL ratio has stabilized at 2.41% due to adjustments in the bank’s credit policies.

iii)	The mortgage loan portfolio posted a stable PDL ratio of 1.22% at the end of June 2013.

iv)	Edyficar’s PDL ratio held at 3.9%. It is important to note that the ratio has remained stable despite the fact that the loan portfolio expanded only +0.4% QoQ due to the impact of the devaluation of the Nuevo Sol (the currency in which the bank offers all of its loans).

Impact of the devaluation of Credit Risk

At the end of 2Q13, the sensitivity analysis of BCP’s credit risk in a scenario of significant devaluation of the Nuevo Sol against the US Dollar shows that the risk is minimal and is very controlled thanks to adequate risk policies for both credit risk assessment and risk monitoring.

In a scenario of an additional 15% devaluation, approximately 19.2% of BCP’s total loan portfolio would be exposed to the impact of a devaluation shock. The term “exposed” refers to the fact that the client will be impacted, but the client may or may not be in the position to assume this impact. The portfolio exposed to the impact of devaluation is situated primarily in Wholesale Banking (60%) and Retail Banking (40%).

In the case of Wholesale Banking, the financial strength of our clients, coupled with the exchange rate coverage that they might have taken and their ability to generate income in US Dollars, will put the majority in good stead to assume the impact of devaluation.

In Retail Banking the majority of exposure comes from the mortgage loan portfolio, which is mainly composed of clients from the A and B socio-economic sectors. These loans have an LTV ratio of 62%. This percentage would be significantly lower if we consider the revaluation posted in financed real-estate over the past 10 years.

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The estimated loss for BCP is situated at approximately US$ 10.5 million, which reflects a relatively low credit risk in the aforementioned scenario. The estimated loss for the Wholesale Banking portfolio is US$6.6 million and for the Retail Banking portfolio is US$ 3.9 million.

Additionally, the PDL and NPL ratios reported at the end of 2Q13 would increase 5 pbs, going from 2.16% to 2.21%, and from 2.80% to 2.85%, respectively.

II.5 Non-financial income

At the end of 2Q13, banking service fees and gains on foreign exchange transactions continued to evolve favorably with growth of +7.4% and +12.1% QoQ, respectively. This was offset by the impact of the net loss on sales of securities (- US$ 27.0 million), which was primarily linked to the performance of sovereign bonds in Latin America.

Non financial income (1)	Quarter			Change %		Year to date		Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	Jun 13 / Jun 12
Fee income	163,155	151,912	145,823	7.4%	11.9%	315,067	287,808	9.5%
Net gain on foreign exchange transactions	52,216	46,570	42,660	12.1%	22.4%	98,786	81,990	20.5%
Net gain on sales of securities	(26,988)	1,051	7,041	-2667.8%	-483.3%	(25,937)	20,688	-225.4%
Other income	4,221	11,577	10,863	-63.5%	-61.1%	15,798	14,600	8.2%
Total non financial income	192,604	211,110	206,387	-8.8%	-6.7%	403,714	405,086	-0.3%

(1) See note 3 in BCP and Subsidiaries income statement.

Banking service fees, which are considered core income, reported outstanding growth of +7.4% QoQ (+11.9% YoY). This expansion was due to growth in Other Commissions and the recovery of Credit Card fees. In Other Commissions, the increase in fees for commercial loans, associated with medium and long term financing, is particularly noteworthy. It is important to note that the majority of the improvement posted in the Credit Card fees is attributable to penalties for delayed payments. These fees were not applied in January and February given that the SBS published a provision at the end of 2012 that requires financial institutions to give clients 45 days advance notice of the existence of said fees.

The excellent evolution of fees was accompanied by net gains on foreign exchange transactions, which grew +12.1% QoQ (+22.4% YoY). This dynamic was due to an increase in activity that was mainly attributable to exchange rate volatility.

The aforementioned was offset by the result posted for sales of securities (- US$ 27.0 million), which was primarily due to the loss generated by BCP’s positions in sovereign bonds (Peru, Colombia and Brazil). This was in line with the evolution of sovereign bonds in Latin American countries (an increase in average rates and lower prices) and out of this loss 69% was attributable to the fluctuation in the MtM value (- US$ 19.7 million approximately) and 31% to the loss generated by the sale of a portion of this position (- US$ 8.8 million approximately).

Other income fell 63.5% in 2Q13. This was due to the fact that in 1Q13 US$ 4.7 million was reported in extraordinary income after a reversal of excess provisions for employee profit sharing.

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The following table shows the breakdown of the main non-financial income item, banking service fees:

Banking Fee Income	Quarter			Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY
Miscellaneous Accounts (1)	45,474	45,911	42,371	-1.0%	7.3%
Off-balance sheet	11,446	11,230	9,607	1.9%	19.1%
Payments and Collections	24,910	23,832	20,683	4.5%	20.4%
Drafts and Transfers	9,303	9,456	8,727	-1.6%	6.6%
Credit Cards	24,404	20,556	19,959	18.7%	22.3%
Others fees	47,617	40,928	44,476	16.3%	7.1%
Personal loans (2)	5,810	5,806	4,976	0.1%	16.8%
SME loans (2)	5,458	4,057	3,455	34.5%	58.0%
Insurance (2)	4,768	4,349	3,918	9.6%	21.7%
Mortgage loans (2)	3,932	3,821	3,044	2.9%	29.2%
Commercial loans (3)	5,851	2,400	3,455	143.8%	69.3%
Foreign trade (3)	3,831	3,693	4,016	3.8%	-4.6%
Credicorp Capital	7,373	6,774	10,604	8.9%	-30.5%
Others (4)	10,593	10,029	11,009	5.6%	-3.8%
Total Comisiones	163,155	151,912	145,823	7.4%	11.9%

(1) Saving accounts, current accounts and debit card.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Source: BCP

Finally, it is important to mention that the performance explained above reflects the negative impact of the devaluation of the Nuevo Sol. As such, it is necessary to analyze the evolution of non-financial income according to the currency in which it was generated. If we use this approach, banking service fees (71.9% of which are in local currency) reported growth of +10.6% QoQ for income generated in LC and +9.7% for income produced in US Dollars.

	Local Currency			Foreign Currency
Change in non financial income	Change %		Part. %	Change %		Part. %
by the currency in which they were generated	QoQ	YoY	2Q13	QoQ	YoY	2Q13
Fee income	10.6%	16.0%	71.9%	9.7%	1.3%	28.1%
Net gain on foreign exchange transactions	18.2%	27.0%	86.2%	0.9%	-0.3%	13.8%
Net gain on sales of securities	443.9%	13.4%	83.0%	159.1%	-42.2%	17.0%
Other income	-71.9%	-12.6%	54.4%	-44.1%	-81.4%	45.6%
Total non financial income	17.5%	17.8%	73.8%	-0.7%	-8.1%	26.2%

Channels of Distribution and Transactions

The average number of transactions in 2Q13 was 5.6% higher than the level reported in 1Q13. This coincides with an increase in banking penetration. This growth is due primarily to transactions conducted through cost-efficient channels such as Agentes BCP (+4.9% QoQ), ATMs ViaBCP (+5.8% QoQ) and Internet banking ViaBCP (+8.1% QoQ), which represented 58% of total transactions. It is also important to mention the growth reported in other cost-efficient channels such as Points of Sale P.O.S (+14.9% QoQ) and Telecredito (+8.9% QoQ), which is in line with the bank’s strategy to increase the efficient use of the network of channels.

In the YoY analysis, it is important to note that although the average volume of transactions grew 20.0% YoY, cost-efficient channels reported significantly higher growth including +25.6% in Internet Banking, +25.3% in Agentes BCP as well as +19.1% in ATMs.

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	Monthly average in each quarter						Change %
N° of Transactions per channel	2Q13%		1Q13%		2Q12%		QoQ	YoY
Teller	10,334,170	12.4%	10,808,150	14.1%	9,767,978	14.8%	-4.4%	5.8%
ATMs Via BCP	14,935,718	18.0%	14,121,501	18.2%	12,540,120	18.2%	5.8%	19.1%
Balance Inquiries	4,779,041	5.7%	4,163,204	4.8%	3,565,533	5.4%	14.8%	34.0%
Telephone Banking	2,872,801	3.5%	2,774,165	3.9%	2,794,464	3.6%	3.6%	2.8%
Internet Banking Via BCP	17,922,367	21.6%	16,878,034	20.5%	14,527,815	21.2%	6.2%	23.4%
Agente BCP	15,454,927	18.6%	14,730,204	18.2%	12,329,809	17.0%	4.9%	25.3%
Telecrédito	7,216,271	8.7%	6,630,577	9.0%	6,175,632	8.9%	8.8%	16.9%
Mobile banking	1,303,456	1.6%	1,323,790	1.6%	767,914	1.2%	-1.5%	69.7%
Direct Debit	672,811	0.8%	600,039	0.7%	517,168	0.8%	12.1%	30.1%
Points of Sale P.O.S.	7,354,841	8.8%	6,402,388	8.6%	5,950,415	8.5%	14.9%	23.6%
Other ATMs network	289,304	0.3%	324,117	0.4%	343,874	0.5%	-10.7%	-15.9%
Total transactions	83,135,707	100.0%	78,756,168	100.0%	69,280,722	100.0%	5.6%	20.0%
Source: BCP

BCP’s distribution channels continued to expand at a sustained rate. The bank had 8,051 points of access at the end of 2Q13, which is in line with BCP’s strategy to increase banking penetration in the country and represents an increase of +1.5% QoQ and +8.5% YoY. This expansion was led, in absolute terms, by Agentes BCP (+1.4% QoQ and +5.3% YoY) and to a lesser extent by Branches (+0.3% QoQ and 8% YoY). It is important to note that in net terms, only one office was opened in 2Q given that 6 new offices were opened and 5 closed

	Balance as of			Change %
	2Q13	1Q13	2Q12	QoQ	YoY
Branches	380	379	352	0.3%	8.0%
ATMs	1,966	1,925	1,647	2.1%	19.4%
Agentes BCP	5,705	5,627	5,419	1.4%	5.3%
Total	8,051	7,931	7,418	1.5%	8.5%
Source: BCP

II.6 Operating Expenses and Efficiency

Operating expenses increased +7.0% QoQ due to higher administrative expenses and other expenses. The efficiency ratio was situated at 49.3%, which was slightly higher than the 48.7% reported in 1Q13.

Operating expenses (1)	Quarter			Change %		Year to date		Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	Jun 13 / Jun 12
Salaries and employees benefits	159,823	162,321	140,494	-1.5%	13.8%	322,144	279,536	15.2%
Administrative and general expenses	122,057	111,028	99,466	9.9%	22.7%	233,085	184,721	26.2%
Depreciation and amortization	24,177	24,113	23,029	0.3%	5.0%	48,290	46,682	3.4%
Other expenses	23,824	10,930	8,661	118.0%	175.1%	34,754	17,960	93.5%
Total operating expenses	329,881	308,392	271,650	7.0%	21.4%	638,273	528,899	20.7%
Efficiency ratio	49.3%	48.7%	48.4%			49.0%	47.9%

(1) See note 4 in BCP and Subsidiaries income statement.

Operating expenses increased 7% due to an increase in Other expenses (+118% QoQ) and in Administrative and General expenses (+9.9% QoQ). It is important to note that the increase in Other expenses was primarily attributable to: i) a non-recurring loss that was registered in 2Q13 following the sale of Correval to Credicorp Capital, which is neutral in the consolidation of Credicorp subsidiaries’ results; and ii) an expense associated with the valuation of the hedge for the management compensation program (stock options, in line with the decrease in Credicorp’s share price). If we exclude the aforementioned non-recurring loss, which is neutral when consolidated at the level of Credicorp, the operating expenses would increase only +5.0% QoQ.

Administrative and general expenses expanded +9.9% QoQ due primarily to increases in the following items: Other minor expenses (+17.9% QoQ) due to an increase in fees paid to third parties, and rent payment; expenses in other subsidiaries (+32.2% QoQ); Consulting (+54.5% QoQ) mainly related to a project for strategic support with Mckinsey; Systems (+19.7% QoQ), which was primarily attributable to the service and maintenance on the Oracle-Data warehouse system; and Marketing (+9.1% QoQ), which was related to the Lan Pass program. The aforementioned was attenuated by a slight 1.5% QoQ decline in salaries and employee benefits (this expense is mainly incurred in Nuevos Soles) and to a lesser extent by a reduction in additional employee profit sharing.

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It is important to note that at the end of June 2013, approximately 67% of all operating expenses were denominated in Nuevos Soles. As such, the devaluation of the Nuevo Sol against the US Dollar had a relatively positive impact on this item. The expenses denominated in Nuevos Soles increased +3.2% QoQ but when they are expressed in US Dollars the expenses decreased -0.7% QoQ.

On the other hand, the expenses denominated in US Dollars grew +24.5% QoQ, which is mainly explained by the non-recurring loss associated with the sale of Correval. In fact, if we exclude the aforementioned non-recurring loss, the expenses denominated in US Dollars increase only +18.4% QoQ.

In annual terms, operating expenses increased +21.4% YoY. This was due primarily to growth in administrative and general expenses (+22.7% YoY), which was in turn mainly attributable to an expense for systems outsourcing for US$ 9.5 million (an expense that was not incurred prior to this Q); expenses in other subsidiaries (+57.6% YoY); the Other minor expenses (+12.6% YoY) due to the aforementioned loss generated by Credicorp Capital’ purchase of Correval; and Consulting expenses (+54.5% YoY).

The table below contains the details on administrative expenses and their respective quarterly variations:

Administrative Expenses	Quarter						Change %
US$ (000)	2Q13%		1Q13%		2Q12%		QoQ	YoY
Marketing	15,271	12.5%	14,000	12.6%	14,134	14.2%	9.1%	8.0%
Systems	10,675	8.7%	8,920	8.0%	10,813	10.9%	19.7%	-1.3%
Systems Outsourcing	9,472	7.8%	9,988	9.0%	-	-	-5.2%	-
Transport	9,643	7.9%	8,150	7.3%	8,172	8.2%	18.3%	18.0%
Maintenance	3,615	3.0%	3,794	3.4%	3,943	4.0%	-4.7%	-8.3%
Communications	6,617	5.4%	6,393	5.8%	6,345	6.4%	3.5%	4.3%
Consulting	7,378	6.0%	4,776	4.3%	4,776	4.8%	54.5%	54.5%
Others	45,251	37.1%	44,318	39.9%	42,313	42.5%	2.1%	6.9%
Other subsidiaries and eliminations, net	14,134	11.6%	10,690	9.6%	8,970	9.0%	32.2%	57.6%
Total Administrative Expenses	122,057	100.0%	111,028	100.0%	99,466	100.0%	9.9%	22.7%
Source: BCP

II.7 Net Shareholders’ Equity and Regulatory Capital

Net shareholders’ equity fell -0.8% QoQ. This was primarily due to a decrease in unrealized gains (-28.8% QoQ), which was attenuated by an increase in accumulated earnings in 2013 (+18.6% QoQ). The significant contraction in 2Q13 net income is reflected in the ROAE of 4.0%, which is significantly lower than 1Q13’s level. Nevertheless, it is important to point out that the ROAE in 2Q13 was negatively impacted by the devaluation effect. If we exclude the following factors from the analysis: the translation loss of US$ 63.4 million; the US$ 32.9 million loss on forwards; and the impact on income tax of US$ 13.5 million, the ROAE would have been 20.3%.

Shareholders' equity	Quarter			Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY
Capital stock	1,237,652	1,237,632	1,019,491	0.0%	21.4%
Reserves	788,325	788,325	711,685	0.0%	10.8%
Unrealized gains and losses	119,017	167,256	136,280	-28.8%	-12.7%
Retained earnings	357,467	357,487	274,898	0.0%	30.0%
Income for the year	168,419	141,947	298,354	18.6%	-43.6%
Net shareholders' equity	2,670,880	2,692,647	2,440,708	-0.8%	9.4%
Return on average equity (ROAE)	4.0%	20.8%	21.4%

The evolution of net shareholders’ equity in 2Q13 (-0.8% QoQ) was mainly due to a decrease in unrealized gains. This was associated with a reduction in securities available for sale, which was attributable to the MtM fluctuations posted in the past few months. The YoY analysis shows that net shareholders’ equity increased +9.4%, which was due mainly to a capitalization of earnings from 2012.

The capital adequacy ratio (BIS) was situated at 15.06%, which tops the figure reported at the end of 1Q13 (14.65%). This was in line with +2.2% growth in regulatory capital in 2Q13 and was associated with the slight 0.6% decline in risk-weighted assets (RWA) due to a contraction in loan growth.

Finally, it is important to note that the TIER 1 and TIER 1 Common remained within established limits, going from 10.30% in 1Q13 to 9.86% in 2Q13 in the case of TIER 1 and from 8.49% in 1Q13 to 8.58% in 2Q13 in the case of TIER 1 Common. Both ratios are above our internal limits, which are situated at 8.5% and 8.0%, respectively.

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Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	2Q13	1Q13	2Q12	QoQ	YoY
Capital Stock	1,348,892	1,449,446	1,193,522	-6.9%	13.0%
Legal and Other capital reserves	870,679	935,585	832,863	-6.9%	4.5%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	273,891	276,938	239,203	-1.1%	14.5%
Perpetual subordinated debt	250,000	250,000	250,000	0.0%	0.0%
Subordinated Debt	1,223,717	1,076,834	1,090,175	13.6%	12.2%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(253,348)	(351,230)	(284,203)	-27.9%	-10.9%
Investment in subsidiaries and others	460,780	576,485	545,672	-20.1%	-15.6%
Unrealized profit and net income in subsidiaries	207,432	225,255	261,470	-7.9%	-20.7%
Goodwill	(43,883)	(47,155)	(45,707)	-6.9%	-4.0%
Total Regulatory Capital	3,669,948	3,590,419	3,275,853	2.2%	12.0%

Tier 1 (2)	2,402,730	2,524,890	2,219,312	-4.8%	8.3%
Tier 2 (3) + Tier 3 (4)	1,267,218	1,065,529	1,056,542	18.9%	19.9%

Total risk-weighted assets	24,370,124	24,509,269	20,592,786	-0.6%	18.3%
Market risk-weighted assets (5)	1,285,854	1,143,251	616,630	12.5%	108.5%
Credit risk-weighted assets	21,859,893	22,105,034	19,082,281	-1.1%	14.6%
Operational risk-weighted assets	1,224,377	1,260,984	893,875	-2.9%	37.0%

Market risk capital requirement	128,585	114,325	60,430	12.5%	112.8%
Credit risk capital requirement	2,185,989	2,210,503	1,870,064	-1.1%	16.9%
Operational risk capital requirement	122,438	126,098	87,600	-2.9%	39.8%
Additional capital requirements	323,925	313,138	-	0.0%	0.0%

Capital ratios
Tier 1 ratio (6)	9.86%	10.30%	10.78%
Tier 1 Common ratio (7)	8.58%	8.49%	8.92%
BIS ratio (8)	15.06%	14.65%	15.91%
Risk-weighted assets / Regulatory Capital (9)	6.64	6.83	6.29

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in Subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets.

(7) Tier I Common = Capital + Reserves – 100% of Investment in Subsidiaries + retained earnings adjusted by average payout.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Since July 2011, Risk-weighted assets = Credit risk-weighted assets * 0.98 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.5.

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III. Banco de Crédito de Bolivia

Banco de Crédito de Bolivia	Quarter			Change %		Year to date		Change %
US$ millions	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	Jun 13 / Jun 12
Net interest income	15.7	16.2	14.4	-3.2%	8.6%	31.8	27.8	14.5%
Net provisions for loan losses	(2.0)	(1.0)	(2.7)	113.2%	-23.6%	(3.0)	(4.2)	-28.7%
Non financial income	7.7	9.0	6.7	-15.0%	13.5%	16.7	14.5	14.9%
Operating expenses	(14.9)	(16.9)	(11.6)	-11.4%	28.5%	(31.8)	(24.3)	30.6%
Operating Income	6.3	7.4	6.9	-13.7%	-7.8%	13.7	13.8	-0.5%
Translation result	(0.6)	0.0	0.0	-100%	-100%	(0.6)	0.0	-100%
Income tax	(1.6)	(2.5)	(1.3)	-37.8%	24.0%	(4.1)	(2.6)	57.4%
Net Income	4.1	4.8	5.6	-13.3%	-26.1%	8.9	11.2	-20.0%
Total loans	948.1	905.5	810.2	4.7%	17.0%
Past due loans	15.3	12.9	11.4	19.0%	34.1%
Net provisions for possible loan losses	(33.3)	(32.0)	(29.6)	4.2%	12.5%
Total investments	361.6	405.9	351.9	-10.9%	2.7%
Total assets	1,537.8	1,512.5	1,335.6	1.7%	15.1%
Total deposits	1,356.9	1,333.4	1,176.3	1.8%	15.4%
Net shareholders' equity	140.4	137.6	124.5	2.1%	12.8%
PDL ratio	1.63%	1.43%	1.42%
Coverage of PDLs	230.3%	260.6%	272.3%
ROAE	11.9%	14.1%	18.5%
Branches	43	43	40
Agentes	36	30	28
ATMs	235	215	189
Employees	1,652	1,604	1,483

(1) El ROAE for June 2013 added to 13.1% (Year to date) and 18.9% for June 2012 (Year to date).

BCP Bolivia net income in 2Q13 was US$ 4.1 million, which reflects a 13.3% decline QoQ. This drop was due primarily to a decrease in non-financial income (-15.0% QoQ), which was attributable to two factors: i) extraordinary income was posted in 1Q13 due to cost-recoveries from prior periods and ii) a 113.2% increase in net provisions for loan losses QoQ, which was associated with loan growth and an increase in delinquency. These factors were partially offset by the contraction in operating expenses (-11.4%) and a reduction income tax payments (-37.8%) due to a drop in earnings in 2Q13. The translation loss this quarter is due to the devaluation of the Nuevo Sol against the US Dollar given that BCP Bolivia has investments in Peruvian mutual funds (Credifondo Conservador and Scotia Fondo Premium).

In annual terms, BCP Bolivia’s net income fell (-26.1%). This decline was due to the fact that operating expenses grew 28.5% this quarter, which was mainly attributable to a new tax on sales of foreign currency4. The aforementioned was partially offset by growth in net interest income (+8.6%), which was associated with loan expansion (+17.0% QoQ), and a (+13.5% QoQ) increase in non-financial income, which was due primarily to foreign transfers.

The past due ratio in 2Q13 was 1.63% (1.43% in 1T13 and 1.42% in 2Q12) with a coverage ratio of 230.3% (260.6% in 1Q13 and 272.3% in 2Q12). Despite an increase in its past due ratio, BCP Bolivia continues to be one of the most stable and reliable entities in the Bolivian banking system, which reported a loss ratio of 1.59% and a coverage ratio of 262.8% at the end of 2Q13. BCP Bolivia’s ROAE in 2Q13 was 11.9%.

Assets and Liabilities

BCP Bolivia’s loan balance at the end of June 2013 was US$ 948.1 million, which tops the US$ 905.5 million reported at the end of March 2013 by 4.7% and is 17.0% higher than June 2012’s level. Loan growth QoQ is due primarily to expansion in Retail Banking loans (which represent 59.2% of BCP Bolivia’s portfolio), which grew 6.9% QoQ and 27.4% YoY. Within this portfolio, the segments that posted the most significant growth were: i) Personal Loans (+7.2% QoQ and +33.9% YoY); ii) SMEs (+7.1% QoQ and +27.3 YoY); and iii) Home Loans (+6.3%QoQ and +26.3% YoY). During the same period, Whole Banking loans, which represent 38.4% of BCP Bolivia’s total loans, grew +1.1% QoQ and +3.8% YoY.

BCP Bolivia’s investment balance at the end of June 2013 totaled US$ 361.6 million, which represents a decline of 10.9% QoQ and 2.7% YoY. The QoQ trend was attributable to the fact that a portion of the bank’s investment in instruments from the Central Bank of Bolivia reached maturity.

4 For each foreign currency transaction is subject to a 0.70% tax.

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In terms of liabilities, BCP Bolivia’s deposits grew 1.8% QoQ, which is mainly attributable to 6.1% growth in time deposits. The YoY analysis reflects an increase of 15.4% due to an increase in term deposits (+46.3%) and savings deposits (+3.7%).

Net shareholders’ equity posted increases of 2.1% QoQ and 12.8% YoY. Credicorp’s confidence in Bolivia is reflected in the fact that it has decided to reinvest 2012’s earnings to strengthen the bank’s equity and contribute to loan growth.

BCP Bolivia’s market share remains solid and stable with 10.7% share of current loans (third place in the banking system) and an 11.6% stake in total deposits (fifth place in the banking system).

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IV. Financiera Edyficar

Edyficar	Quarter			Change %		Year to date		Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY	Jun-13	Jun-12	Jun13 / Jun12
Net financial income	55,861	48,966	35,908	14.1%	55.6%	104,826	69,689	50.4%
Total provisions for loan loasses	(8,092)	(8,532)	(6,003)	-5.2%	34.8%	(16,624)	(11,283)	47.3%
Non financial income	194	498	387	-61.0%	-49.8%	693	611	13.4%
Operating expenses	(26,852)	(26,911)	(20,200)	-0.2%	32.9%	(53,763)	(39,491)	36.1%
Operating Income	21,111	14,021	10,092	50.6%	109.2%	35,132	19,526	79.9%
Translation results	(11,385)	(2,787)	330	308.5%	-3546.2%	(14,172)	1,971	-819.0%
Income taxes	(4,223)	(3,173)	(3,031)	33.1%	39.3%	(7,396)	(6,167)	19.9%
Net income	5,503	8,061	7,391	-31.7%	-25.5%	13,565	15,330	-11.5%
Contribution to BCP	5,492	8,044	7,376	-31.7%	-25.5%	13,536	15,297	-11.5%
Total loans (1)	815,029	811,725	595,021	0.4%	37.0%	815,029	595,021	37.0%
Past due loans	32,222	31,844	24,725	1.2%	30.3%	32,222	24,725	30.3%
Net provisions for possible loan losses	(56,201)	(55,936)	(41,040)	0.5%	36.9%	(56,201)	(41,040)	36.9%
Total assets	1,133,505	1,164,132	812,299	-2.6%	39.5%	1,133,505	812,299	39.5%
Deposits and obligations	454,862	555,054	387,678	-18.1%	17.3%	454,862	387,678	17.3%
Net shareholders´ equity	105,763	100,260	77,229	5.5%	36.9%	105,763	77,229	36.9%
PDL / Total loans	3.95%	3.92%	4.16%			3.95%	4.16%
Coverage ratio of PDLs	174.4%	175.7%	166.0%			174.4%	166.0%
Return on average equity (2)	14.3%	21.5%	23.8%			17.8%	24.1%
Branches	174	170	137
Employees	3,974	3,669	3,045

(1) Accrued interest on current loans is now included as part of total loans.

(2) Net shareholders´ equity includes US$ 50.7 millions from goodwill.

In 2Q13, Edyficar reported a net income of US$5.5 million, 31.7% lower than the figure reported in 1Q13 (-25.5% YoY). It is important to note that the evolution in net income this quarter was impacted by the devaluation of 7.5% of the Nuevo Sol because income statement lines are mostly denominated in LC and a translation loss of US$ 11.4 million was recorded. In local accounting, net income grew 28.2% QoQ and 80.8% YoY.

Nevertheless, the business has performed exceptionally well this Q. This is reflected in the positive evolution of the operating income, which posted a significant increase of 50.6% QoQ despite the aforementioned devaluation’s impact. The dynamism reported this Q was due primarily to an increase in net interest income (+14.1%) that was associated with an increase in our portfolio volume and a decline in provisions (-5.2%) due to an increase in charge-offs (+7.8%).

The YoY comparison indicates a 109.2% increase in operating income due to growth in interest income (+55.6%), which was due primarily to an increase in our portfolio volume (+37.0%).

In terms of portfolio volume and quality, Edyficar’s loan portfolio grew 0.4% QoQ, continuing with its efforts to increase its market share in the sector. It is important to mention that 98.7% of the loan portfolio is denominated in Nuevos Soles and that the total loan portfolio actually grew 7.9% QoQ in local accounting.

Meanwhile, the past due portfolio, reported growth of 1.2% QoQ and 30.3% YoY with a past due ratio of 3.95%, which falls below that posted in the second quarter of 2012 (4.16%). In this context, the coverage rate on past due loans was situated at 174.4% at the end of 2Q13.

Total assets grew 39.5% YoY due to 37.0% YoY growth in loans and expansion in the investment portfolio. Fixed assets increased 53.7% YoY, which was attributable to growth in the number of branches, which went from 137 to 174.

Net shareholders’ equity increased 5.5% in 2Q13 due to growth in accumulated results. In this context, ROAE was only 14.3% if we include goodwill and 21.4% without goodwill in 2Q13.

In accumulated terms at the end of June 2013, Edyficar’s net income fell 11.5% due to the aforementioned currency distortion. During this period, financial income demonstrated solid growth (+50.4%) while non-financial income increased 13.4%. Nevertheless, income expansion was offset by a translation loss (-819.0%) due to the 4.2% increase in the exchange rate (Jun12 - Jun13), higher requirements for provisions (+47.3%) and an increase in operating expenses (+36.1%).

Despite the negative impact of devaluation, Financiera Edyficar’s results indicate that it continues to contribute to BCP’s objectives in terms of loan growth and earnings generation.

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V. Credicorp Capital

Net income at Credicorp Capital in 2Q13 totaled US$ 1.4 million, which reflects a loss of US$ 1.3 million at BCP Capital; US$ 0.6 million in profit at Correval; US$ 1 million in earnings at IMTrust; and profit of US$ 109 thousand at CSI for 2Q13. It is important to note that BCP Capital’s results are primarily the result of a currency mismatch in the Balance Sheet and the Nuevo Sol’s 7.5% devaluation against the US Dollar in 2Q13, which generated an accounting loss of US$ 2.7 million in Credicorp Capital’s translation result.

Earnings contribution	Quarter		Change %	Year to date
US$ 000	2Q13	1Q13	QoQ	Jun 13
BCP Capital	-1,305	2,960	-144.1%	1,655
Credicorp Investments	2,632	3,433	-23.3%	6,066
Credicorp Investments (Holding)	958	826	16.0%	1,784
BCP Colombia (Correval) (1)	648	1,202	-46.1%	1,851
BCP Chile (IM Trust)	1,026	1,405	-27.0%	2,431
CSI	109	111	-1.8%	220
Credicorp Capital	1,436	6,504	-77.9%	7,941
Contribution to Credicorp (1)	1,467	6,435	-77.2%	7,903

* Figures Proforma - Unaudited, according to IFRS.

(1) BCP Capital contributes with 97.66%, while Credicorp investments and CSI contribute with 100% of their results.

The aforementioned represented a contribution to Credicorp of US$ 1.5 million in 2Q13. In accumulated terms at the end of June 2013, Credicorp Capital had contributed to US$ 7.9 million to Credicorp.

Gross income in 2Q13 totaled US$ 38 million, which can be disaggregated as follows: 33% from the sales & trading business; 46% from asset management; 14% from corporate finance; and the remaining 7% from fee income relative to confidence, trusts and treasury. Gross income in 2Q13 declined -12.1% QoQ due to an economic downturn and lower yields on stock exchanges throughout the region; this generated an adverse effect that was particularly visible in the sales & trading and corporate finance businesses.

Total expenses amounted to US$30.9 million in 2Q13 (-4.5% QoQ); the main items were salaries and employee benefits, administrative expenses, and support expenses. With regard to operating efficiency, Credicorp Capital’s efficiency ratio was 78.2% in 2Q13. In accumulated terms at the end of June 2013, expenses totaled US$ 63.2 million, which represented an efficiency ratio of 76%.

Credicorp Capital’s primary transactions in 2Q13, which were conducted by the Corporate Finance team in Peru and the Sales & Trading teams in 3 countries, involved acting as a joint lead manager of several large transactions in the international bond market (144A / RegS): BCP (US$ 350 million in senior and US$ 170 million subordinated notes), Ferreyros (US$ 300 million senior, Transportadora de Gas del Perú (US$ 850 million) y Consorcio Transmantaro (US$ 450 million). Additionally, the company conducted a bond exchange for BCP bonds 2016 for US$ 366 million.

The Corporate Finance team in Chile won a liability management mandate for more than US$ 500 million (Maipo and Futaleufú) and has been hired to act as a Joint Book Runner to increase LAN’s capital by approximately US$ 1,000 million.

At the end of 2Q13, Credicorp Capital’s AuM totaled US$ 8,319 million, 55% of which correspond to BCP Capital, 17% to Correval and 28% to IM Trust.

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Credicorp Capital	Quarter		Change %	Year to date
US$ 000	2Q13	1Q13	QoQ	Jun 13
Financial income	2,304	2,617	-12.0%	4,921
Non-financial income	38,518	42,638	-9.7%	81,156
Financial expense	-1,334	-1,542	-13.5%	-2,876
Operating expense (1)	-30,867	-32,330	-4.5%	-63,197
Net income before income tax	8,621	11,383	-24.3%	20,004
Income taxes	-1,867	-3,096	-39.7%	-4,963
Translation results	-2,713	-487	457.1%	-3,200
Minority interest (2)	-2,605	-1,296	101.0%	-3,901
Net income	1,436	6,504	-77.9%	7,941
Contribution to Credicorp (3)	1,467	6,435	-77.2%	7,903
Net shareholders' equity (4)	243,179	257,585	-5.6%	243,179
Assets under Management	8,319	9,000	-7.6%	8,319
Efficiency ratio (5)	78.2%	74.0%	0.0%	76.0%
Return on average equity (4) (6)	2.3%	10.2%	0.0%	6.4%

* Figures Proforma - Unaudited, according to IFRS.

(1) Includes: Salaries and employees benefits + Administrative expenses + Asigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(2) Results of Correval and IMT that are not owned by BCP Colombia and BCP Chile (49% and 39.4% respectively).

(3) BCP Capital contributes with 97.66%, while Credicorp investments and CSI contribute with 100% of their results.

(4) Net shareholders´ equity Dic-12 = US$ 250.8 million.

(5) Operating expense / (Net financial income + Non-financial income).

(6) ROAE = Annualized Net income / Average Net shareholders´ equity (Averages are determined as the average of period-beginning and period-ending balances).

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VI. Atlantic Security Bank

Atlantic Security Bank (ASB) reported net income of US$ 13.4 million in 2Q13, which represented a decline of -13.4% QoQ. This drop is primarily attributable to lower income from sales of investments and losses on foreign exchange transactions. On the other hand, this quarter’s annualized ROAE reached 30.3%, which falls below the 30.8% reported in 1Q13 but is higher than the 24.3% posted in 2Q12.

Core income fell 8.7% QoQ due to a decrease in net interest income (-4.7%) as a result of a decline in the volume of interest earning assets; the loss in foreign exchange transactions (-US$ 900 thousand in 2Q13); and lower gains on sale of securities (- US$ 1.2 million) A YoY comparison shows that core income fell 0.5% due to losses on foreign exchange transactions, which was attenuated by an increase in the financial margin (+5.6%).

On a YoY analysis, Net income grew 26.5%, explained by higher gains on sale of securities (fixed and variable income instruments). In accumulated terms at the end of 2Q13, ASB’s contribution to Credicorp totaled US$ 28.9 million (+26.5% YoY), which represents a 30.5% increase with regard to the figure reported for the same period last year. This growth was attributable to growth in earnings on sales of securities (+218.1% QaQ), which was due primarily to realized earnings on sales of fixed income and equity instruments and a net increase in total income of (2.0%).

ASB	Quarter			Change %		Year to Date		Change %
US$ million	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	Jun 13 / Jun 12
Net interest income	9.8	10.3	9.3	-4.7%	5.6%	20.1	18.7	7.7%
Dividend income	0.3	0.3	0.2	-12.1%	64.1%	0.6	0.4	75.7%
Fees and commissions from services	2.3	2.0	2.1	15.4%	9.6%	4.2	4.5	-7.3%
Net gains on foreign exchange transactions	(1.0)	(0.1)	(0.1)	-687.0%	-921.5%	(1.1)	(0.2)	-443.5%
Core income	11.4	12.5	11.4	-8.7%	-0.5%	23.9	23.4	2.0%
Net Provisions	0.0	-0.3	0.0	-99.3%	100.0%	(0.3)	0.0	100.0%
Net gains from sale of securities	4.3	5.5	1.3	-21.6%	224.3%	9.9	3.1	218.1%
Other income	0.2	-0.1	0.0	467.8%	959.2%	0.1	(0.1)	206.7%
Operating expenses	(2.5)	(2.2)	(2.1)	14.7%	15.0%	(4.6)	(4.2)	10.1%
Net income	13.4	15.5	10.6	-13.4%	26.5%	28.9	22.2	30.5%
Net income / share	0.2	0.2	0.2	-13.4%	26.5%	0.4	0.3	30.5%
Contribution to Credicorp	13.4	15.5	10.6	-13.4%	26.5%	28.9	22.2	30.5%
Total loans	747.8	861.3	715.8	-13.2%	4.5%	747.8	715.8
Total investments available for sale	785.7	831.6	805.1	-5.5%	-2.4%	785.7	805.1
Total assets	1,634.4	1,787.3	1,623.6	-8.6%	0.7%	1,634.4	1,623.6
Total deposits	1,321.7	1,333.6	1,425.3	-0.9%	-7.3%	1,321.7	1,425.3
Net shareholder's equity	172.2	182.6	179.8	-5.7%	-4.2%	172.2	179.8
Net interest margin	3.0%	3.1%	2.5%			2.6%	2.5%
Efficiency ratio	15.5%	12%	16.8%			13.7%	15.9%
Return on average equity (1) (2)	30.3%	30.8%	24.3%			29.5%	24.0%
PDL / Total loans	0.00	0.00	0.00			0.00	0.00
Coverage ratio	0.1%	0.1%	0.1%			0.1%	0.1%
BIS Ratio (*)	16.26%	12.30%	15.58%			16.26%	15.58%

(*) Basel II Bis Ratio = (Regulatory Capital - deductions) / (RWA Credit risk + Charge Operational risk + Charge Market risk).

(1) Ratios are annualized.

(2) Averages are determined as the average of period-beginning and period-ending balances.

ASB reported an efficiency ratio of 15.5% in 2Q13, which represented an increase of 350 bps with regard to the previous quarter. In YoY terms, the efficiency ratio posted an improvement of 130 bps.

Assets and Liabilities

Interest earning assets totaled US$ 1,556 million, as indicated in the table below. The QoQ comparison indicates a decline of 8.6%, primarily in loans (-13.2% QoQ), due to the maturity of short-term loans, and investments (-5.5% QoQ), and a decline in the market value of investments. Total volumes remained stable with regard to 2Q12 and posted only marginal growth. The markets overreacted to the FED’s announcements of a possible reduction in economic stimuli in the US economy, which led the market value of investments to decline and strengthened the US dollar over the last few months. The increase posted in Cash and Banks (16.8% QoQ) is attributable to the net effect of the flow of assets and liabilities transactions during the quarter. It is important to note that ASB has maintained a good risk profile, which is reflected in the fact that our portfolio is delinquency-free.

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Interest earning assets*	Quarter			Change %
US$ million	2Q13	1Q13	2Q12	QoQ	YoY
Cash and deposits	68	58	62	16.8%	9.9%
Loans	748	861	716	-13.2%	4.5%
Investments	739	783	769	-5.5%	-3.8%
Total interest-earning assets	1,556	1,703	1,547	-8.6%	0.6%

(*) Excludes investments in equities and mutual funds.

With regard to the investment portfolio, it is important to note that a significant portion of ASB’s instruments continue to be investment grade (68%), which reflects the bank’s prudent and sustained policy to concentrate portfolio investment in instruments with a good risk profile

ASB exercises strict control over and follow-up on diversification strategies and the limits set for investment types. This helps maintain a healthy balance in its proprietary portfolio, ensure the quality of its investments and guarantee return levels that contribute to the financial margin which has a subsequently positive impact on shareholders’ returns.

Client deposits reflect a decline of 0.9% QoQ and 7.3% YoY. The decline in deposits was attributable to client investment decisions and the market conditions present throughout the quarter. Other liabilities, which are primarily composed of financing obligations, posted a 48.2% QoQ decline; this drop is in line with a reduction in assets. To maintain its asset level, the Bank has taken short-term financing for working capital. This decision explains, to a large extent, the balance posted for other liabilities (+660.7% YoY).

Liabilities	Quarter			Change %
US$ million	2Q13	1Q13	2Q12	QoQ	YoY
Deposits	1,322	1,334	1,425	-0.9%	-7.3%
Other liabilities	140	271	18	-48.2%	660.7%
Total Liabilities	1,462	1,605	1,444	-8.9%	1.3%

Net shareholders’ equity fell 5.7% QoQ. This was due primarily to the decline reported in the market value of investments, which was in turn reflected in the unrealized earnings account (-US$23.8 million) and in the quarter’s net earnings (-13.4% QoQ). All of these results were attributable to adverse market effects, which the Bank has mitigated by implementing strategies throughout the quarter to ensure sustainable returns for shareholders.

The BIS ratio at the end of 2Q13 was situated at 16.26%, which tops the 12.30% reported in 1Q13. This was due to a decline in risk-weighted assets (drop in loans and investments) and an increase in the regulatory equity due to higher earnings this quarter. It is important to note that the Bank’s minimum requirement remains at 12%.

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Funds under Management

Funds under management, which includes client deposits, investments in funds and financial instruments under custody, totaled US$5,027 million (market value) at the end of 2Q13. This represents a 9.7% decline with regard to 1Q13 but indicates a 1.4% increase YoY. The QoQ result was attributable to adverse market effects given that the investment stock posted net growth of+1.7% QoQ and +13.6% YoY, which indicates that our clients trust our asset management services.

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VII. Pacifico Grupo Asegurador (PGA)

PGA	Quarter			Change %		Year to date		Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	Yoy	Jun 13	Jun 12	Jun 13 / Jun 12
Net earned premiums	204,167	199,962	174,024	2.1%	17.3%	404,129	343,092	17.8%
Net claims	138,522	131,691	107,912	5.2%	28.4%	270,214	236,773	14.1%
Net commissions	34,113	33,449	28,812	2.0%	18.4%	67,562	57,529	17.4%
Net underwriting expenses	10,323	10,276	8,853	0.5%	16.6%	20,599	15,267	34.9%
Underwriting result	21,208	24,546	28,446	-13.6%	-25.4%	45,754	33,524	36.5%
Medical Services Underwriting result (1)	6,466	5,534	5,727	16.8%	12.9%	12,000	10,033	19.6%
Total Underwriting result (1)	27,674	30,080	34,173	-8.0%	-19.0%	57,754	43,556	32.6%
Financial income, net	32,504	29,439	31,256	10.4%	4.0%	61,943	60,970	1.6%
Opertating expenses	49,001	47,507	39,631	3.1%	23.6%	96,508	77,165	25.1%
Traslations results	-6,424	-1,983	-233	224.0%	2654%	-8,407	1,534	-648.2%
Income tax	-1,214	-452	2,647	168.6%	-146%	-1,666	1,421	-217.3%
Income before minority interest	5,450	11,467	24,168	-52.5%	-77.5%	16,917	29,090	-41.8%
Net income	3,824	9,490	21,888	-59.7%	-82.5%	13,314	25,180	-47.1%
Contribution to Credicorp	5,460	11,259	23,663	-51.5%	-76.9%	16,718	28,486	-41.3%
Total assets	2,626,453	2,805,693	2,380,110	-6.4%	10.4%	2,626,453	2,380,110	10.4%
Invesment on securities	1,626,763	1,764,873	1,534,459	-7.8%	6.0%	1,626,763	1,534,459	6.0%
Technical reserves	1,691,124	1,701,502	1,484,229	-0.6%	13.9%	1,691,124	1,484,229	13.9%
Net equity	484,965	641,968	523,180	-24.5%	-7.3%	484,965	523,180	-7.3%
Loss ratio	67.8%	65.9%	62.0%			66.9%	69.0%
Return on equity (2) (3)	2.7%	6.0%	17.6%			4.5%	10.4%
Combined ratio of PPS + PS (4)	106.8%	107.3%	101.9%			107.1%	108.1%

(1) With consolidated adjustments between insurance companies and medical services.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

Pacifico Grupo Asegurador reported net income before minority interest of US$ 5.5 million in 2Q13, which represents a 52.5% decline with regard to the US$ 11.5 million obtained last Q and a 77.5% decline from the US$ 24.2 million in 2Q12. This decline is mainly attributable to a translation loss of US$ 6.4 million due to a 7.5% devaluation in the Nuevo Sol against the US Dollar in the 2Q, which increases the total devaluation of the currency to 9% for the first half of the year. The drop in net income was also attributable to an increase in net claims (+5.2% QoQ) in the Health and Life businesses. It should be noted that the impact of the devaluation is accentuated because 48% of net premiums earned are denominated in Nuevo Soles.

In fact, in 2Q13 the underwriting result fell 13.6% QoQ due to an increase in claims in Health (US$ 4.4 million) and Life (+US$ 2.6 million). In the case of Health, higher claims were associated with an increase in the frequency of health service use due to seasonal factors. At Pacifico Vida, this Q’s higher loss ratio was due to an increase in reserves for obligatory insurance (AFP), which was recorded in claims given that during this second quarter, there were more cases of disability, less denials of claims, and less releases of reserves associated with aging clients. Furthermore, the increase in claims is reflected in the loss ratio which increased from 62% in 2Q12, to 65.9% in 1Q13 and 67.8% for this 2Q13.

Financial income totaled US$ 32.5 million in 2Q13. This represents a 10.4% increase QoQ, which is in line with growth in financial income in the Life Insurance business. The aforementioned is attributable to higher interest on investments due to an increase in the size of the fixed income portfolio, which was in turn attributable to growth in the business lines (primarily Annuity Income). Additionally, the new flow was invested at rates that were 50 bps and 60 bps higher on average.

General expenses rose 3.1% QoQ. This was due primarily to an increase in expenses at the subsidiary level due to the launching of SANNA, the Group’s private healthcare network, and higher financial and administrative costs related to: (i) the expansion plan and infrastructure improvements as well as (ii) the plan to invest in medical equipment. A YoY analysis also reveals an increase in general expenses, which is attributable to investment to develop alternative distribution channels and the push to expand the Property and Casualty Business in the provinces.

In this context, the impact of the 9% accumulated devaluation through translation losses and the increase in claims from 62% to 68% of income squeezed Pacifico’s contribution to Credicorp dropped to the reported US$ 5.5 million (-51.5% QoQ) and (-76.9% YoY) .

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PGA	Net income *			Change %
US$ 000	2Q13	1Q13	2Q12	QoQ	YoY
PPS	-6,689	-4,767	6,694	-40.3%	-199.9%
PV	13,826	14,936	16,290	-7.4%	-15.1%
EPS	1,165	2,284	-199	-49.0%	-685.8%
Medical subsidiaries	-2,205	-946	1,388	-133.1%	-258.9%
PGA	5,450	11,467	24,168	-52.5%	-77.5%
Adjustment for consolidation	-10	208	505	n.a	n.a
Contribution to Credicorp	5,460	11,259	23,663	-51.5%	-76.9%

* Before minoritary interest.

Pacifico Property and Casualty (PPS)

PPS reported loss of - US$ 6.7 million in 2Q13, which represents a 40.3% decline QoQ figure due to the negative effect of the translation result (- US$ 2.8 million QoQ) and the decline in net financial income (-US$1.4 million QoQ). The aforementioned offset the increase in the underwriting result (+ US$ 1.5 million QoQ), which was attributable to a 2.1% increase in net premium turnover in the car line and a move to reduce general expenses (-US$1.2 million QoQ).

The YoY underwriting result fell 33.5% due to an increase in the loss ratio (+39.6%), which was in turn attributable to a deterioration in the loss ratio posted by the car line.

The results of the property and are as follows:

Underwriting Result by Business Unit

	2Q13				1Q13				2Q12
Underwriting Result by Business Unit US$ million	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net earned premiums	31.2	25.5	16.2	72.9	29.3	25.1	16.9	71.4	25.7	21.2	17.6	64.6
Underwriting results	2.9	5.1	4.5	12.4	0.9	6.5	3.5	10.9	7.0	3.9	7.8	18.7
Loss ratio	62.8%	68.0%	55.3%	62.9%	69.1%	63.3%	55.7%	63.9%	45.2%	68.8%	37.6%	50.9%
Underwriting results / net earned premiums	9.4%	19.9%	27.6%	17.1%	3.1%	26.0%	20.6%	15.3%	27.1%	18.5%	44.4%	29.0%

i)	The Car Insurance line posted an underwriting result of US$ 2.9 million in 2Q13, which tops the US$ 0.9 million reported in 1Q13. Growth was attributable to an increase in net premium turnover (+6.5% QoQ) and a decline in claim. A YoY analysis indicates that the underwriting result fell due to an increase in the loss ratio, which was in turn attributable to two factors: (i) higher costs per insured vehicle (increase in costs for repairs, parts and manual labor at garages) and, (ii) the fact that premiums have fallen in a highly competitive market. To reverse this situation, the company is readjusting rates and implementing a scoring process to improve underwriting processes to select better risks and subsequently improve portfolio quality.

ii)	The Private Health line posted an underwriting result of US$ 5.1 million in 2Q12. This represents a 22.6% decline that was attributable to a rise in claims occurrences which was associated with an increase in the frequency of health service use due to seasonal factors. The aforementioned was offset by an increase in net earned premiums (+1.4% QoQ) given that the company captured more clients through low-premium and group products (+7% increase in the portfolio for these products, which represents the incorporation of an additional 17 thousand insured individuals compared to 1Q13’s figure). YoY, the result rose 29.1% due to an increase in the net earned premium (+20.1%).

iii)	The Property and Casualty business (P & C) reported an underwriting result of US$ 4.5 million in 2Q13, which represents a 27.7% increase with regard to 1Q13’s figure. This result was due to: a decrease in net commissions and a drop in net claims. The YoY underwriting result fell 43.1% due to a decrease in net earned premiums that was associated with an increase in ceded premiums due to quota contracts in the Fire, Technical Lines and Household segments (this approach is part of the company’s reinsurance strategy). This type of contract reduces exposure to severe claims by transferring 35% of the portfolio risk associated with the Fire and Technical Lines segment to the reinsurance market to improve the company’s underwriting policy.

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With these results, PPS obtained a combined ratio of 112.3% in 2Q13. This can be disaggregated into 62.9 points for costs or expenses for net claims (loss ratio), 20.0 points for business acquisition costs, and 29.3 points for general or administrative expenses.

Pacifico Vida (PV)

Pacifico Vida reported net earnings of US$ 13.8 million in 2Q13, which represents a 7.4% decline with regard to the US$ 14.9 million QoQ. This drop was primarily attributable to the translation result (-US$ 4.3 million QoQ) and a decline in the underwriting result. In YoY terms, net earnings fell 15% due to higher claims and an increase in the translation loss.

The decrease posted in this quarter’s underwriting result was due to an increase in claims, primarily in the Obligatory Insurance (AFP) and Group Life segment, higher Commissions (Credit Life), and a retroactive reclassification of translation results to reserves due to a translation loss on Investment Link products for Individual Life (US$ 1.7 million 2Q13), which affected net premiums but had no impact on the company’s net earnings.

Despite the aforementioned reclassification, net premiums in 2Q13 increased 4.0% QoQ in 2Q13. Growth was particularly noteworthy in Annuity Income and Credit Life, with the exception of Group Life (given the mid-year and annual renewals that were registered in the first quarter of the year). A YoY analysis reveals an increase of 19.1%, which was due primarily to growth in the Credit Life and Obligatory Insurance Lines (AFP).

Net claims increased 10.4% QoQ due to the fact that Obligatory Insurance posted more cases of disability, less denials of claims and less releases of reserves associated with aging clients. Additionally, more catastrophic events were reported in Group Life in 2Q13 for a total of US$ 0.5 million (Pesquera Exalmar and Odebretch). In contrast, the Individual and Accident lines posted a decrease in their loss ratios QoQ. A YoY analysis indicates that claims have risen 27%.

Financial Income grew 21% QoQ and 29% YoY. This was due primarily to an increase in interest income on investments, which is in line with business growth (mainly in Annuity Income). Interest also grew due to two factors: i) the new flow was invested in instruments that offer higher rates, and ii) higher earnings on sales of fixed income securities associated with global bond sales.

Pacífico Vida

Products	Total Premiums			Change %
US$ million	2Q13	1Q13	2Q12	QoQ	YoY
Individual life	20.5	19.7	18.1	3.9%	12.9%
Individual annuity	28.0	24.5	25.1	14.5%	12.0%
Disability & survivor (Pension)	25.3	25.1	19.4	0.9%	30.4%
Credit Life	19.9	17.8	13.9	12.1%	43.8%
Personal accidents	5.0	4.8	4.6	4.2%	9.5%
Group life (Law)	3.8	4.6	3.5	-16.8%	9.4%
Group life	5.6	5.6	4.7	-0.9%	17.4%
Limited workers compensation	5.4	7.0	4.6	-22.9%	17.8%
Total	113.6	109.1	93.9	4.1%	21.0%

Pacifico Health (EPS)

In 2Q13, Pacifico Salud reported net earnings of US$ 1.2 million, which falls below the US$ 2.3 million reported in 1Q13 due a decline in the underwriting result; nevertheless, this result was favorable compared to the loss reported in 2Q12 (-US$ 0.3 million).

The underwriting result was affected by a higher loss ratio this quarter, which was in turn due to an increase in the frequency of health service use due to seasonal factors. The loss ratio increased to 84% in 2Q13 versus 79% in 1Q13 and 81% in 2Q12.

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The drop in the underwriting result was partially mitigated by: i) the translation effect, which in EPS’s case was positive at US$ 1.2 million in 2Q13 versus US$ 0.3 million in 1Q13 and ii) a decrease in general expenses for different items.

The underwriting result for the Medical Services Business was -US$2.2 million, which represents a decline with regard to 1Q13 (-US$ 0.9 million) and 2Q12’s figure (US$ 1.4 million).

If we combine the results of both businesses, in 2Q13 Pacifico Salud’s total loss was -US$ 1.0 million. This falls below the result posted in 1Q13 (US$ 1.3 million) and 2Q12’s figure (US$ 1.2 million).

Medical Subsidiaries

In 2Q13, the medical subsidiaries reported net loss of - US$ 1.84 million, which falls below the - US$ 0.74 registered in 1Q13. This was primarily due to the fact i) recognition of expenses associated with the launch of the Group’s private healthcare network: SANNA ii) and an increase in financial and administrative costs associated with the expansion plan, infrastructure improvements, and the plan to invest in medical equipment.

This result was attenuated by an increase in the underwriting result, which totaled US$ 10.2 million. This represented an increase of US$ 1.56 million QoQ (+18%) and an increase of US$ 2.5 million YoY (+33%). This growth was attributable to higher sales at the network’s clinics (more services provided per business line) and an increase in the complexity of the services utilized, which pushes up average billing amounts.

(US$ 000)	2Q13	1Q13	Change %
Underwriting result*	10,190	8,629	18.1%
Financial income**	-717	189	-479.4%
Operating expense	12,199	9,799	24.5%
Income before minority interest	-2,222	-938	-136.9%
Net income	-1,839	-744	-147.2%

* Income from medical service - cost from medical service.

** Considers Other income.

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VIII. Prima AFP

Main financial indicators	Quarter			Change %		Year to day		Change %
(US$ thousand) (1)	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	Jun 13 / Jun 12
Income from commissions	33,311	33,649	30,885	-1.0%	7.9%	66,961	60,462	10.7%
Administrative and sale expenses	(14,020)	(14,116)	(11,680)	-0.7%	20.0%	(28,136)	(24,359)	15.5%
Depreciation and amortization	(1,759)	(1,762)	(2,097)	-0.2%	-16.1%	(3,521)	(4,162)	-15.4%
Operating income	17,532	17,772	17,108	-1.3%	2.5%	35,304	31,941	10.5%
Other income and expenses, net	(52)	(218)	(263)	-76.3%	-80.4%	(270)	(500)	-46.1%
Income tax	(4,416)	(5,719)	(5,297)	-22.8%	-16.6%	(10,136)	(10,778)	-6.0%
Net income before translation results	13,064	11,834	11,548	10.4%	13.1%	24,898	20,663	20.5%
Translations results and deferred liabilities	1,308	(218)	(104)	-701.3%	-1353.8%	1,091	(49)	-2307.8%
Net income	14,372	11,617	11,444	23.7%	25.6%	25,989	20,614	26.1%
ROAE (2)	38.8%	29.6%	33.8%	31.0%	14.9%	33.5%	24.1%	9.5%
Total assets	264,371	277,640	263,672	-4.8%	0.3%
Total liabilities	112,780	133,232	90,302	-15.4%	24.9%
Net shareholders' equity	151,591	144,408	173,370	5.0%	-12.6%

(1) IFRS.

(2) Net shareholder's equity include unrealized gains from Prima's investment portfolio.

In 2Q13, Prima AFP’s net income was US$ 14.4 million, which tops the figure QoQ (US$11.6 million) by 23.7%. It is important to note that the increase in net income this quarter includes the impact of the devaluation of the Nuevo Sol, which is reflected in the income statement lines and the balance sheet (generated primarily in Nuevos Soles). In this scenario, the income tax burden fell (under local accounting standards) while the translation result reflected earnings of US$ 1.3 million.

It is important to emphasize that income from commissions this quarter was affected by the following factors: (i) an increase of 6.1% was recorded in income in Nuevos Soles with regard to 1Q13 (local accounting); this same growth, calculated in US Dollars, was equivalent to 3.1% due to local currency devaluation; and (ii) the application IAS18, which led to deferred income for US$ 1.4 million. In IFRS, these effects translated into a 1.0% drop in fee income.

At the end of 2Q13, administrative and sales expenses remained stable (-0.7% QaQ) with regard to the previous quarter; nevertheless an increase was reported in expenses for third party services that were associated with the process to select a commission scheme (one-time expenses); these expenses were in turn offset by a decrease in charges for administrative personnel.

In table below contains the primary indicators for Prima AFP and the SPP:

Quarterly main indicators and market share	PRIMA 2Q13	System 2Q13	Share 2Q13%	PRIMA 1Q13	System 1Q13	Share 1Q13%
Affiliates	1,476,493	5,401,384	27.3%	1,416,353	5,341,222	26.5%
New affiliations (1)	60,788	65,141	93.3%	78,721	78,721	100.0%
Funds under management US$ million	10,694	34,408	31.1%	12,241	38,759	31.58%
Collections US$ million (1)	245	696	35.2%	239	714	33.5%
Voluntary contributions US$ million	92	211	43.4%	105	240	43.8%
RAM US$ million (2)	685	2,009	34.1%	693	2,086	33.2%

(1) Accumulated to the Quarter.

(2) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

Source: Superintendencia de Banca, Seguros y AFP.

Commercial Results

In the second quarter of 2013, Prima AFP reported an affiliation volume of 60, 788 in the months of April and May. In June 2013, the AFP that won the affiliate assignment process conducted in December 2012 assumed the exclusive right to sign up new affiliates for the period running from June 2013 to May 2015. At the end of 2Q13, the system had 65,141 affiliates.

At the end of June 2013, Prima AFP’s funds under management totaled US$ 10,694 million, which represents 31.1% of the total amount managed by the System. Accordingly, Prima AFP in ranks first in the system in terms of market share.

Prima AFP’s collections of new contributions during the 2Q13 totaled US$ 245 million, which represents 35.2% of the system’s figure for this indicator. This level of collections indicates growth of 2.4% with regard to 1Q13 and 7.7% QaQ if we analyze collections of new contributions in Nuevos Soles (100% of collections are in local currency).

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The RAM level (monthly insurable remuneration) in 2Q13 declined slightly QoQ. This drop was due solely to the exchange rate effect. Prima AFP consolidated its leadership with a market share of 34.1% in terms of RAM, which is the income base used by AFPs.

These results confirm Prima AFP’s leadership in the market and reflect its consolidation in terms of RAM, contributions volume, and value of its funds under management.

Investments

In the 2Q13, volatility once again reared its head on the international scene due to economic deceleration in China and its negative effects on commodities prices; this scenario also affected the majority of emerging economies (including those in Latin America). Additionally, the expectation of a decline in the Federal Reserve’s monetary stimuli and its possible effects on financial markets generated uncertainty worldwide.

With regard to the local outlook, the Peruvian economy experienced a slight deceleration with regard to the estimates posted at the beginning of the year. In a context of higher global risk, Prima AFP has maintained firm in its commitment to invest only in companies with solid fundamentals.

In terms of the profitability of Prima’s funds under management, in the last 12 months (June 2013 / June 2012) the results were 5.9%, 3.0% and 0.7% for funds 1, 2 and 3 respectively. These results situate Prima AFP in fourth place in the system’s three funds in terms of profitability. This is attributable, at least in part, to the market correction for global bonds due to speculation that the Federal Reserve may withdraw its stimulus program. Another important component that explains this result is linked to the local market, where the Stock Exchange General Index drew back 24.6% during the first 6 months of the year. This result situates the Lima Stock Exchange among the world’s poorer performers. Add to this the fact that the Nuevo Sol depreciated 7.4% in the last quarter alone, and it makes for a difficult mix.

If we look at the 7-year horizon (June 2013/June 2006), Prima AFP’s fund 2, which represents 65.9% of its total funds under management, achieved nominal annualized profitability of 10.3% while the private pension system’s average was 9.9%. It is important to note that during this period, Prima’s fund 2 ranked first in the system.

During the period covering the creation of the SPP to date (June 2013/December 19935), the annualized profitability of the funds managed by the AFPs was 12.3% in nominal terms and 7.5% in real terms.

The table below shows the structure of PRIMA AFP’s funds under management at the end of the second quarter of 2013:

Funds under management as of June 2013	Jun 13	Share %	Mar 13	Share %
Fund 1	1,206	11.3%	1,318	10.8%
Fund 2	7,050	65.9%	8,057	65.8%
Fund 3	2,438	22.8%	2,866	23.4%
Total US$ millon	10,694	100.0%	12,241	100.0%

Source: Superintendencia de Banca, Seguros y AFP.

Financial Results

Income

Prima AFP’s income from commissions in the 2Q13 totaled US$ 33.3 million, which represents a decline of (-1.0% QoQ) but tops the YoY figure by 7.9%. The QoQ evolution is due primarily to income (generated in Nuevos Soles) was affected by local currency devaluation and the fact that the company applied IAS 18, which generated US$ 1.4 million in deferred income. These effects are reflected in the increase in income (in local accounting) which rose 6.1% QoQ and 11.3% YoY.

5 The oldest information found on SBS’s web site.

39

When analyzing the company’s income, it is important to keep the current commission schemes in mind:

i)	Commission based on flow: 1.60% applied to the affiliates’ monthly remuneration.

ii)	Mixed commission: composed of a 1.51% commission based on flow that is applied to the affiliates’ monthly remuneration plus a 1.90% annual commission on the new balance (generated from February 2013 and on). This commission was in place in February-May 2013 for all new affiliates; in May of this year, the company decided to reduce the commission from 1.90% to 1.25 %for the affiliates who chose this scheme, which went into effect in June 2013.

Expenses

Administrative and sales expenses totaled US$ 14.0 million for the 2Q13, which represented a 0.7% decline with regard to last quarter. This was due primarily to a decrease in charges for administrative personnel and marketing expenses incurred during the process to reform the SPP. A YoY analysis shows an increase of 20.0% that was mainly attributable to expenses incurred to bolster the sales force and pay for third party services in the affiliate assignment process and other expenses linked to the SPP reform.

This Q, depreciation and amortization expenses totaled US$ 1.8 million including charges for the amortization of intangible assets (obtained in the merger with Union Vida) as well as the depreciation and amortization of real estate, equipment and systems.

Operating income in 2Q13 totaled US$ 17.5 million, which was slightly lower than the figure registered last quarter (US$ 17.8 million). Based on this result, and after deducting other income and expenses as well as income tax provisions, net income was US$ 14.4 million in 2Q. A QoQ comparison indicates that income was up 23.7% whereas the YoY increase was equivalent to 25.6%.

In 2Q13, the return of average equity (ROAE) was situated at 38.8%, which represents a considerable increase with regard to last quarter’s figure (+29.6% QoQ)6. In accumulated terms at the end of June 2013, this indicator reached 33.5%.

At the end of June 2013, Prima AFP reported an asset level of US$ 264.4 million, which is composed of US$ 151.6 million in shareholders’ equity and US$ 112.8 million in liabilities.

Under IFRS accounting standards, the company registered a positive foreign currency translation result due to an increase in monetary liabilities in Nuevos Soles, which were associated with recurring personnel expenses and contribution obligations that have yet to be classified.

It is important to note that Prima AFP only generates income in the local currency; as such, the exchange rate risk inherent to the business is null, meaning that risk is limited primarily to the company’s variable rate debt obligations in Dollars (US$ 26 million).

Changes Related to the Private Pension System Reform

In the 2Q13, the affiliate assignment period that had been awarded to Prima AFP concluded. During the period beginning in October 2012 and ending in May 2013 (date after which the AFP that won the tender held in December 2012 began operating) Prima AFP increased its client base by more than 200 thousand affiliates.

On this same date (May 31, 2013), the process that required affiliates to choose a commission scheme concluded. In the final count, 80% of active affiliates decided to remain in commission scheme based on flow while 20% opted for the mixed commission.

The company believes that this new structure of collection of commission will not impact business results.

6 Calculation of ROAE over total shareholders’ equity (includes unrealized earnings on reserves).

40

IX. Economic Outlook

Economic Activity

The Peruvian economy grew 5.0% in the month of May after having grown 5.8% on average during the first four months of the year. This result was attributable to the fact that exports were weaker-than-expected. If we remove the calendar effect registered in February-April, economic growth stabilized at rates just above 5.5%, which is similar to May’s result. Growth during this period recomposed and mining as well as other non-primary sectors such as construction, commerce and services were the top performers. These sectors helped offset the weak performance of the manufacturing sector due to a decrease in the demand for our products.

With regard to expenditure, growth in 2Q13 was once again led by private expenditure, both in terms of investment (7.4%) and household consumption (5.5%) in a context of growth in income and in the expectations of economic agents which, although having moderated, are still in the optimistic range. Public expenditure continued to grow but at a slower rate (12.6% versus 16.8% in 4Q12), and in terms of its components, public investment maintained its upward trend reported in previous quarters.

It is important to note that in the period of analysis (between April and June 2013) that although growth in business expectations moderated somewhat, it continued to be in line with growth in private investment. As such, after having suffered a decline (influenced by greater uncertainty on the external and local scene), expectations settled in the optimistic range in line with the business sector optimism

Given that the calendar effect has dissipated and the external outlook has posted gradual improvement, we expect growth in 2Q13 to recover with regard to 1Q13. This is in line with our expectation that growth will follow an upward trend during the rest of this year, which will lead average growth to situate around 6% (approximately) for 2013. Growth will be hinge on a recovery in export volumes as well as consumer and business expectations over the next few months.

Gross Domestic Product and Internal Demand

(Annualized percentage variation)

External Sector

During the first five months of 2013, the trade balance accumulated a deficit of US$ 921 million. This falls below the result observed for the same period in 2012 by US$ 3,345. Exports totaled US$ 16,593 million, which represents a decline of 11.6% YoY. This decline was due primarily to a 13.9% increase in sales of traditional products, which is due primarily to lower prices for our mineral exports and a decrease in production of the same. Non-traditional exports fell 3.4% due to a decline in the demand for textile products in the USA and Venezuela as well as a reduced supply of fishing products.

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Imports totaled US$ 17,514 million, which represented growth of 7.2% with regard to January-May 2012. The import volume increased 9.1% due to more purchases of durable consumer goods, inputs and capital goods. The average price of imports contracted 1.7%. As such the accumulated trade balance in twelve months totaled US$ 1,167 million, which is the lowest level recorded since Feb-04.

The accumulation of INR has moderated due to episodes of volatility, which prompted the BCR to sell dollars in the market during the first few days of July 2013. In this context, as of July 7th, international reserves were situated at US$ 66,799 million, which tops the US$ 2,807 million reported at the end of 2012 but falls below the US$ 1,119 million registered at the end of 1Q13. This increase in year-end INR was primarily attributable to an increase in net purchases of foreign currency in the Trading Room for US$ 4,990 million and an increase in deposits in the financial system for a total of US$ 609 million. This situation was partially attenuated by a US$ 276 MM decline in investment valuations.

Exports and Imports

(3 month moving average annual % var.)

Prices and the Exchange Rate

Annual inflation in June 2013 was situated at 2.77%, which indicates a recovery that brings the level to the upper range of BCRP’s target. Although prices reversed their upward trajectory (March 2013: 2.31% YoY) at the beginning of 2Q13, factors such as the increase in food prices and a recent depreciation in the exchange rate affected price dynamics. The latter was reflected in the rebound registered in the prices of tradable goods in June 2013. Accordingly, inflation thus far in 2013 has remained in BCR’s target range (2% +/- 1pp) and the monetary authority expects inflation to converge at 2%, which is slightly below our forecast (2.4%) in a context in which inflationary pressures on the supply side remain moderate.

Based on the aforementioned context, BCR is expected to maintain its reference rate in 2013 (4.25% at the end of June 2013). Inflation is within the target range despite a short-term upswing and the fact that economic growth is close to its potential. Nevertheless, given that uncertainty abroad continues to affect the terms of exchange and growth in developed and emerging economies, the BCR has announced that it will be watching these indicators to intervene if necessary. The monetary authority also added that, if necessary, it will take additional measures to make the legal reserves regimens more flexible, as it recently did in the case of reserve requirements for Nuevos Soles (although the change was marginal).

The depreciatory trend continued in 2Q13. This was due primarily to the market’s reaction to lower levels of liquidity in dollars given expectations that the Federal Reserve will eventually withdraw monetary stimuli (QE3). This scenario, coupled with weak economic in Peru and the rest of Latin America, generated a significant outflow of short-term investments, which intensified the depreciation of the PEN and other currencies in Latam. In this context, the exchange rate closed 2Q13 at S/. 2.78, which reflects 9.1% depreciation thus far this year. The Nuevo Sol’s trend has stabilized but more depreciation may be seen if the economy weakens further or the market anticipates that liquidity in dollars will drop further. Despite the fact that the BCR purchased US$ 840 million in the exchange market in 2Q13, it did not incur in the spot market in the months of May and June. Nevertheless, the BCR has sought to moderate the pace of depreciation by issuing Indexed Certificates of Deposit, which generate a dynamic similar to selling dollars in the spot market. By the end of 2Q13, the accumulated value of these instruments was S/. 2,158 million. Additionally, the BCR raised the limit on the reserve rate in Nuevos Soles, which indicates a change of its contractionary monetary policy observed in 1Q13. Given this new juncture, our estimate for year-end puts the dollar at S/.2.76 - S/.2.78.

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Consumer Price Index (Annual percentage variation)	Exchange Rate (Nuevos Soles for US$)

Fiscal Sector

At the end of May 2013, the non-financial public sector registered an economic surplus of S/. 11,259 million, which falls below the S/. 4,737 million observed during the same period in 2012.

The general government’s current accumulated income at the end of May 2013 totaled S/. 51,645 million, which represented a real increase of 1.8% with regard to January-May 2012 and reflected more moderate growth in collections. This result was attributable to slight 0.2% growth in tax revenues and a 6.9% increase in non-tax revenues. The behavior of tax revenues primarily reflects the evolution of income tax, which fell 8.1% during the first five months of the year due to lower collections from companies (-2.2%) and regularization (-36.9%), which could not be offset by the increase in collections from individuals (6.6%). The contraction of the first two points is due to the fact that revenues from the mining sector have decreased along with production. In terms of third category income tax, the mining sector reduced its payments by 50.8% in the first five months of the year compared to the same period in 2012. Nevertheless, the majority of the economy’s sectors reported growth, which was particularly noteworthy in services (11.5%), commerce (24.8%) and construction (17.5%) and reflects dynamism in the local economy. Accordingly, internal revenues continued to expand, which noteworthy growth of 4.5% in the IGV thus far this year.

In January-May, the general government’s non-financial expenditures (S/. 36,831 million) reported real growth of 13.0% due to higher expenditure at all three government levels (12.4% at the national government level, 16.0% at regional governments and 12.0% at local governments). Current expenditure grew10.7% in the first five months of the year, which was mainly due to higher expenditure for remunerations at the national government level (20.1%) and more expenditure on goods and services at regional governments (19.3%). The increase in remunerations was attributable to the new income structure for the Armed Forces and the National Police of Peru, which was approved in December 2012, and salary increases in the Education sector. At all three government levels, expenditure on gross capital formation increased (20.9% for the national government, 27.9% for regional governments and 17.1% for local governments).

43

Given that revenues have moderated and non-financial expenditure is expected to increase this year due to higher remunerations and more expenditure on gross capital formation, we expect the fiscal surplus to be around 0.4% of GDP in 2013, which falls below last year’s figure.

Tax Income of the Central Government

(Annualized in Nuevos Soles billions)

Financial Sector

At the end of May, the loans granted by financial institutions that are authorized to capture deposits expanded at an annual rate of 13.3%, which falls slightly below April’s rate (13.8%). This result was attributable to a moderation in business loans (11.5%) and personal loans, such as mortgage loans (23.5%) and consumer loans (12.1%). Additionally, the dollarization coefficient of total loans was 43.1%, which is virtually the same level registered since the end of 2012 (43.0%). By loan type, the level of loan dollarization in business loans was situated at 53.9% (53.8% in December 2012). During the same period, the dollarization level fell to 43.6% (44.8% in December 2012) for mortgage loans while the level for consumer loans increased to 10.4%.

On the other hand, as part of the measures to strengthen the financial system and promote healthier growth in credit, the BCR published series of changes related to the reserve requirement for deposits in local currency. The base of reserve requirements was modified and a decision was made to establish a 20% ceiling on the median reserve requirement in local currency to favor liquidity in this currency as anticipation to the LC loan growth for the next months, in a context of economic recovery.

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Main Economic Indicators

	2011	2012					2013
	Year	IQ	IIQ	IIIQ	IVQ	Year	IIQ
GDP (US$ MM)	176,761	46,793	50,335	49,970	52,584	199,682	51,190
Real GDP (var. %)	6.9	6.0	6.4	6.8	5.9	6.3	4.8
GDP per-capita (US$)	5,904	6,218	6,674	6,611	6,941	6,611	6,742
Domestic demand (var. %)	7.2	4.7	7.5	9.8	7.6	7.4	8.4
Consumption (var. %)	6.4	6.0	5.8	5.8	5.8	5.8	5.5
Private Investment (var. %)	5.1	16.3	15.7	17.1	11.3	14.9	14.7
CPI (annual change, %)	4.7	4.2	4.0	3.7	2.6	2.6	2.6
Exchange rate, eop (S/. per US$)	2.70	2.67	2.67	2.60	2.55	2.6	2.59
Devaluation (annual change, %)	-4.4	-4.8	-2.8	-6.3	-5.4	-5.4	-3.0
Exchange rate, average (S/. per US$)	2.75	2.67	2.67	2.60	2.57	2.6	2.59
Non-Financial Public Sector (% of GDP)	1.9	7.1	6.8	1.1	-6.0	2.2	5.9
Central government current revenues (% of GDP)	18.1	19.2	19.6	17.6	17.7	18.5	19.2
Tax Income (% of GDP)	15.5	16.7	16.5	15.3	15.5	16	16.5
Non Tax Income (% of GDP)	2.6	2.5	3.1	2.3	2.1	3	2.7
Current expenditures (% of GDP)	12.0	10.0	9.9	13.9	14.2	12	10.3
Capital expenditures (% of GDP)	4.2	2.7	3.5	4.5	6.2	4	3.0
Trade Balance (US$ MM)	9,302	2,401	585	594	946	4,527	-18
Exports (US$ MM)	46,268	11,974	10,586	11,611	11,468	45,639	10,183
Imports (US$ MM)	36,967	9,573	10,001	11,017	10,522	-41,113	10,202
Current Account Balance (US$ MM)	-3,341	-671	-1,927	-2,626	-1,913	-7,136	-2,670
Current Account Balance (% of GDP)	-1.9	-1.4	-3.8	-5.3	-3.6	-3.6	-5.2

Source: BCR, INEI, estimated by BCP.

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Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito. Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment). BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

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CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In US$ thousands, IFRS)

	As of			Change %
	Jun 13	Mar 13	Jun 12	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	1,209,260	1,188,601	780,213	1.7%	55.0%
Interest bearing	6,213,868	7,561,309	4,746,513	-17.8%	30.9%
Total cash and due from banks	7,423,129	8,749,910	5,526,727	-15.2%	34.3%

Marketable securities, net	286,432	348,024	305,336	-17.7%	-6.2%

Loans	21,353,037	21,674,015	19,232,220	-1.5%	11.0%
Current	20,903,118	21,246,565	18,897,039	-1.6%	10.6%
Past due	449,919	427,451	335,181	5.3%	34.2%
Less - net provisions for possible loan losses	(753,252)	(738,580)	(626,119)	2.0%	20.3%
Loans, net	20,599,785	20,935,436	18,606,102	-1.6%	10.7%

Investments securities available for sale	7,681,253	8,200,369	7,151,322	-6.3%	7.4%
Reinsurance assets	187,227	196,470	163,835	-4.7%	14.3%
Premiums and other policyholder receivables	207,824	198,436	166,315	4.7%	25.0%
Property, plant and equipment, net	607,640	581,865	493,796	4.4%	23.1%
Due from customers on acceptances	50,263	51,776	66,327	-2.9%	-24.2%
Other assets	2,805,633	3,252,157	2,598,532	-13.7%	8.0%

Total assets	39,849,186	42,514,442	35,078,291	-6.3%	13.6%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and Obligations
Non-interest bearing	5,702,275	6,644,805	5,824,219	-14.2%	-2.1%
Interest bearing	17,863,198	18,658,795	15,213,424	-4.3%	17.4%
Total deposits and Obligations	23,565,473	25,303,600	21,037,643	-6.9%	12.0%

Due to banks and correspondents	3,172,263	3,784,676	2,518,745	-16.2%	25.9%
Acceptances outstanding	50,263	51,776	66,327	-2.9%	-24.2%
Reserves for property and casualty claims	1,445,897	1,455,832	1,284,518	-0.7%	12.6%
Reserve for unearned premiums	243,916	243,378	198,287	0.2%	23.0%
Reinsurance payable	80,120	66,402	69,782	20.7%	14.8%
Bonds and subordinated debt	5,216,828	4,741,961	4,239,957	10.0%	23.0%
Other liabilities	2,004,071	2,550,697	1,881,918	-21.4%	6.5%
Total liabilities	35,778,830	38,198,322	31,297,176	-6.3%	14.3%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,464)	(74,908)	(74,630)	-0.6%	-0.2%
Capital surplus	98,594	93,048	107,883	6.0%	-8.6%
Reserves	2,894,076	2,895,550	2,297,813	-0.1%	25.9%
Unrealized gains	220,716	518,300	458,638	-57.4%	-51.9%
Retained earnings	274,294	216,282	413,519	26.8%	-33.7%

Minority interest	185,228	195,937	105,982	-5.5%	74.8%

Total liabilities and net shareholders' equity	39,849,186	42,514,442	35,078,291	-6.3%	13.6%

Contingent credits	16,004,966	15,520,612	14,350,579	3.1%	11.5%

47

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year to date		Change %
	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	YoY
Interest income and expense
Interest and dividend income	632,238	644,947	559,786	-2.0%	12.9%	1,277,185	1,084,444	17.8%
Interest expense	(191,429)	(194,298)	(165,850)	-1.5%	15.4%	(385,727)	(318,257)	21.20%
Net interest income	440,809	450,648	393,936	-2.2%	11.9%	891,458	766,187	16.3%

Net provisions for loan losses	(115,038)	(94,782)	(110,850)	21.4%	3.8%	(209,820)	(180,489)	16.3%

Non financial income
Fee income	213,087	196,647	176,914	8.4%	20.4%	409,734	339,762	20.6%
Net gain on foreign exchange transactions	53,860	48,086	43,727	12.0%	23.2%	101,946	82,980	22.9%
Net gain on sales of securities	(11,977)	23,356	16,090	-151.3%	-174.4%	11,378	45,846	-75.2%
Other (1)	3,910	14,110	14,026	-72.3%	-72.1%	18,020	19,987	-9.8%
Total non financial income, net	258,880	282,199	250,757	-8.3%	3.2%	541,079	488,576	10.7%

Insurance premiums and claims
Net premiums earned	198,558	194,257	171,894	2.2%	15.5%	392,815	330,428	18.9%
Net claims incurred (4)	(138,522)	(131,691)	(101,591)	5.2%	36.4%	(270,214)	(230,452)	17.3%
Net technical commissions and Expenses (2)(4)	(29,686)	(26,849)	(30,584)	10.6%	-2.9%	(56,534)	(54,721)	3.3%
Total Insurance services technical result	30,350	35,717	39,719	-15.0%	-23.6%	66,067	45,255	46.0%

Medical Services Technical Result (3)(4)	6,466	5,534	(717)	16.8%	1001.9%	12,000	3,589	234.3%

Operating expenses
Salaries and employees benefits	(211,701)	(210,813)	(175,667)	0.4%	20.5%	(422,514)	(341,147)	23.9%
Administrative, general and tax expenses	(157,630)	(147,093)	(123,048)	7.2%	28.1%	(304,722)	(227,736)	33.8%
Depreciation and amortization	(31,522)	(31,009)	(27,937)	1.7%	12.8%	(62,531)	(56,212)	11.2%
Other (5)	(16,225)	(13,942)	(10,936)	16.4%	48.4%	(30,167)	(23,064)	30.8%
Total operating expenses	(417,077)	(402,857)	(337,589)	3.5%	23.5%	(819,934)	(648,159)	26.5%

Operating income (6)
Translation result	(78,541)	(18,646)	(1,685)	321.2%	4560.4%	(97,186)	11,499	-945.1%
Income taxes	(71,008)	(72,400)	(58,573)	-1.9%	21.2%	(143,408)	(118,646)	20.9%

Net income	54,842	185,413	174,998	-70.4%	-68.7%	240,255	367,812	-34.7%
Minority interest	348	3,891	3,051	-91.1%	-88.6%	4,238	6,753	-37.2%
Net income attributed to Credicorp	54,494	181,522	171,946	-70.0%	-68.3%	236,016	361,059	-34.6%

(1) For 3Q11, Other non financial income has been reclassified and now excludes: a) Medical services technical result and b) Underwriting income.

(2) This item was used to be included in Other operating expenses until 1Q12. It refers to Commisions over insurance and reinsurance premiums.

(3) Gross margin from clinics: income from medical care minus operating expenses related to medical services. This item was reported under Other non-financial income until 1Q12.

(4) Starting 2013, revenues from medical subsidiaries are accounted in the medical services technical results account. This adjustment has been made against net claims and net technical expenses. In 4Q12, US$ 9.4 million were added to Medical Services Technical Result against an increase of US$ 7.6 million in net claims and US$1.8 million in net technical commissions and expenses.Similarly, 2.3 million were added to Medical Services Technical Result in 1Q12, against an increase of an equal amount in net claims.

(5) Other operating expenses now excludes Net technical commisions and expenses but includes the underwriting income that was used to be included in Other non-financial income until 1Q12.

(6) Income before translation results and income taxes.

48

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	2Q13	1Q13	2Q12	Jun 13	Jun 12
Profitability
Net income per common share (US$ per share) (1)	0.68	2.28	2.16	2.96	4.53
Net interest margin on interest earning assets (2)	4.81%	4.87%	5.03%	4.97%	5.16%
Return on average total assets (2) (3)	0.5%	1.7%	2.0%	1.2%	2.2%
Return on average shareholders' equity (2) (3)	5.4%	17.5%	19.2%	11.3%	21.4%
No. of outstanding shares (millions) (4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	2.11%	1.97%	1.74%	2.11%	1.74%
NPL ratio	2.73%	2.60%	2.34%	2.73%	2.34%
Coverage of PDLs	167.4%	172.8%	186.8%	167.4%	186.8%
Coverage of NPLs	129.3%	131.2%	139.1%	129.3%	139.1%
Reserves for loan losses / Total loans	3.53%	3.41%	3.26%	3.53%	3.26%

Operating efficiency
Oper. expenses as a percent. of total income (5)	43.9%	43.4%	41.6%	43.7%	41.0%
Oper. expenses as a percent. of av. tot. assets (2) (3) (5)	3.9%	3.7%	3.8%	3.9%	3.8%

Average balances (millions of US$) (3)
Interest earning assets	36,659	37,002	31,308	35,878	29,717
Total assets	41,182	41,831	34,620	40,498	32,997
Net shareholder's equity	4,003	4,144	3,584	4,168	3,376

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, net premiums earned and medical services technical result.

49

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In US$ thousands, IFRS)

		As of		Change %
	Jun 13	Mar 13	Jun 12	QoQ	YoY
ASSETS

Cash and due from banks	7,301,453	8,586,173	5,557,967	-15.0%	31.4%
Cash and BCRP	6,713,289	7,391,858	4,962,667	-9.2%	35.3%
Deposits in other Banks	508,523	1,173,971	585,113	-56.7%	-13.1%
Interbanks	75,389	16,000	6,621	371.2%	1038.6%
Accrued interest on cash and due from banks	4,252	4,344	3,566	-2.1%	19.2%

Marketable securities, net (2)	111,930	184,086	162,617	-39.2%	-31.2%

Loans	20,687,219	20,905,587	18,599,092	-1.0%	11.2%
Current	20,241,133	20,478,776	18,264,583	-1.2%	10.8%
Past Due	446,086	426,811	334,509	4.5%	33.4%
Less - net provisions for possible loan losses	(752,538)	(737,664)	(625,293)	2.0%	20.3%
Loans, net	19,934,681	20,167,923	17,973,798	-1.2%	10.9%

Investment securities available for sale (3)	4,955,672	5,165,095	4,483,200	-4.1%	10.5%
Property, plant and equipment, net (4)	415,000	391,685	360,422	6.0%	15.1%
Due from customers acceptances	50,263	51,776	66,327	-2.9%	-24.2%
Other assets (5)	1,381,001	2,547,659	2,077,044	-45.8%	-33.5%

Total assets	34,150,000	37,094,397	30,681,375	-7.9%	11.3%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations (6)	22,364,890	24,089,608	19,743,308	-7.2%	13.3%
Demand deposits	6,751,888	7,513,086	6,840,175	-10.1%	-1.3%
Saving deposits	5,916,783	6,275,766	5,346,285	-5.7%	10.7%
Time deposits	7,356,075	8,156,478	5,513,461	-9.8%	33.4%
Severance indemnity deposits (CTS)	2,267,416	2,073,189	1,971,406	9.4%	15.0%
Interest payable	72,728	71,089	71,981	2.3%	1.0%

Due to banks and correspondents (7)	4,055,121	4,530,801	3,313,636	-10.5%	22.4%
Bonds and subordinated debt	4,168,247	3,650,438	3,482,265	14.2%	19.7%
Acceptances outstanding	50,263	51,776	66,327	-2.9%	-24.2%
Other liabilities (8)	834,640	2,027,204	1,606,346	-58.8%	-48.0%

Total liabilities	31,473,161	34,349,827	28,211,882	-8.4%	11.6%

Net shareholders' equity	2,670,880	2,692,647	2,440,708	-0.8%	9.4%
Capital stock	1,237,652	1,237,632	1,019,491	0.0%	21.4%
Reserves	788,325	788,325	711,685	0.0%	10.8%
Unrealized Gains and Losses	119,017	167,256	136,280	-28.8%	-12.7%
Retained Earnings	357,467	357,487	274,898	0.0%	30.0%
Income for the year	168,419	141,947	298,354	18.6%	-43.6%

Minority interest	5,959	51,923	28,785	-88.5%	-79.3%

Total liabilities and net shareholders' equity	34,150,000	37,094,397	30,681,375	-7.9%	11.3%

Off-balance sheet	15,897,079	15,421,954	14,254,511	3.1%	11.5%

* 1Q13 and 2Q12 figures differ from those previously reported because BCP Colombia's assets and liabilities used to be registered line by line. In order to be aligned with our audited financial statements and because BCP Colombia is a business held for sale, as of this report BCP Colombia will be registered inside "Other assets" and "Other liabilities".

(1) 1Q13 figure differs in US$7.8 million (US$ 5.0 million from Non-interest bearing deposits in national and international banks and US$ 2.8 million Interest bearing deposits in national and international banks) and 2Q12 figure differs in US$ 3.4 million.

(2) 1Q13 figure differs in US$ 40,000 and 2Q12 figure differs in US$ 41,600.

(3) 1Q13 figure differs in US$ 27,800 and 2Q12 figure differs in US$ 690,200.

(4) 1Q13 figure differs in US$ 3,000 and 2Q12 figure differs in US$ 1,900 (due to assets).

(5) 1Q13 figure differs in US$ 78,600 and 2Q12 figure differs in US$ 737,100 (due to assets).

(6) 1Q13 figure differs in US$ 1,300 and 2Q12 figure differs in US$ 681,400 (due to demand deposits).

(7) 1Q13 figure differs in US$ 36.9 million and 2Q12 figure differs in US$ 11.2 million.

(8) 1Q13 figure differs in US$ 38,200 and 2Q12 figure differs in US$ 692,600.

50

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In US$ thousands, IFRS)

	Quarter			Change %		Year to date		Change %
	2Q13	1Q13	2Q12	QoQ	YoY	Jun 13	Jun 12	Jun 13 / Jun12

Interest income and expense
Interest and dividend income (1)	595,032	601,016	511,314	-1.0%	16.4%	1,196,048	998,963	19.7%
Interest expense (2)	(189,644)	(189,108)	(156,053)	0.3%	21.5%	(378,752)	(301,203)	25.7%
Net interest and dividend income	405,388	411,908	355,261	-1.6%	14.1%	817,296	697,760	17.1%
Net provision for loan losses	(115,288)	(94,673)	(111,091)	21.8%	3.8%	(209,961)	(180,933)	16.0%

Non financial income
Banking services commissions	163,155	151,912	145,823	7.4%	11.9%	315,067	287,808	9.5%
Net gain on foreign exchange transactions	52,216	46,570	42,660	12.1%	22.4%	98,786	81,990	20.5%
Net gain on sales of securities	(26,988)	1,051	7,041	-2667.8%	-483.3%	(25,937)	20,688	-225.4%
Other	4,221	11,577	10,863	-63.5%	-61.1%	15,798	14,600	8.2%
Total non financial income, net (3)	192,604	211,110	206,387	-8.8%	-6.7%	403,714	405,086	-0.3%

Operating expenses
Salaries and employees benefits	(159,823)	(162,321)	(140,494)	-1.5%	13.8%	(322,144)	(279,536)	15.2%
Administrative expenses	(122,057)	(111,028)	(99,466)	9.9%	22.7%	(233,085)	(184,721)	26.2%
Depreciation and amortization	(24,177)	(24,113)	(23,029)	0.3%	5.0%	(48,290)	(46,682)	3.4%
Other	(23,824)	(10,930)	(8,660)	118.0%	175.1%	(34,754)	(17,959)	93.5%
Total operating expenses (4)	(329,881)	(308,392)	(271,649)	7.0%	21.4%	(638,273)	(528,898)	20.7%

Operating Income	152,823	219,953	178,908	-30.5%	-14.6%	372,776	393,015	-5.1%
Translation result	(63,395)	(15,753)	(2,988)	302.4%	2021.7%	(79,148)	8,426	-1039.3%
Income taxes	(62,774)	(62,042)	(47,944)	1.2%	30.9%	(124,816)	(102,598)	21.7%
Minority interest	(181)	(212)	(241)	-14.6%	-24.9%	(393)	(489)	-19.6%
Net income	26,473	141,946	127,735	-81.3%	-79.3%	168,419	298,354	-43.6%

* 1Q13, 2Q12 and June 2012 (YTD) figures differ from figures previously reported because BCP Colombia's results used to be registered line by line. In order to be aligned with our audited financial statements and because BCP Colombia is a business held for sale, as of this report BCP Colombia will be registered inside Net gain on sales of securities.

(1) 1Q13 figure differs in US$ 127,000 (US$ 15,000 from Dividends on investments and US$ 115,000 from Deposits with banks) and 2Q12 figure differs in US$ 666,000 (US$ 127,000 from Dividends on investments, US$ 41,000 from Deposits with banks and US$ 498,000 for Other interest income).

(2) 1Q13 figure differs in US$ 133,000 in Other interest expenses and 2Q12 figure differs in US$ 1.6 million in the same account.

(3) 1Q13 figure differs in US$ 19 million (US$ 9.9 million from Fee income, US$ 1.4 million from Net gain on foreign exchange transactions, US$ 7.7 millions from Net gain on sales of securities and US$ 0.3 million from Other income) and 2Q12 figure differs in US$ 11.3 million (US$ 5.8 million from Fee income, US$ 0.99 million from Net gain on foreign exchange transactions, US$ 3.9 million from Net gain on sales of securities and US$ 0.7 million from Other income).

(4) 1Q13 figure differs in US$ 17.6 million (US$ 11.3 million from Salaries and employees benefits, US$ 4.7 million from administrative, general and tax expenses, US$ 1.3 million from depreciation and amortization and US$ 0.3 million from Other expenses) and 2Q12 figure differs in US$ 10.7 million (US$ 7.3 million from Salaries and employees benefits, US$ 3.2 million from administrative, general and tax expenses, US$ 0.1 million from depreciation and amortization and US$ 0.1 million from Other expenses).

(5) 1Q13 figure differs in US$ 46,000 and 2Q12 figure differs in US$ 74,000.

(6) 1Q13 figure differs in US$ 1.1 million and 2Q12 figure differs in US$ 21,000.

(7) 1Q13 figure differs in US$ 568,000 and 2Q12 figure differs in US$ 423,000.

51

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year to date
	2Q13	1Q13	2Q12	Jun 13	Jun 12

Profitability
Net income per common share (US$ per share) (1)	0.009	0.046	0.041	0.054	0.096
Net interest margin on interest earning assets (2)	4.92%	4.97%	5.29%	5.07%	5.31%
Return on average total assets (2) (3)	0.3%	1.6%	1.7%	1.0%	2.1%
Return on average shareholders' equity (2) (3)	4.0%	20.8%	21.4%	12.4%	25.0%
No. of outstanding shares (millions)	3,102.90	3,102.90	3,102.90	3,102.90	3,102.90

Quality of loan portfolio
PDL ratio	2.16%	2.04%	1.80%	2.16%	1.80%
NPL ratio	2.80%	2.69%	2.42%	2.80%	2.42%
Coverage of PDLs	168.7%	172.8%	186.9%	168.7%	186.9%
Coverage of NPLs	130.1%	131.2%	139.1%	130.1%	139.1%
Reserves for loan losses as a percentage of total loans	3.6%	3.5%	3.4%	3.6%	3.4%

Operating efficiency
Oper. expenses as a percent. of total income (4)	49.3%	48.7%	48.4%	49.0%	47.9%
Oper. expenses as a percent. of av. tot. Assets (2) (3) (4)	3.4%	3.3%	3.5%	3.4%	3.5%

Capital adequacy
Total Regulatory Capital (US$ million)	3,669.9	3,590.4	3,275.9	3,669.9	3,275.9
Tier I capital	2,402.7	2,524.9	2,219.3	2,402.7	2,219.3
BIS ratio (5)	15.06%	14.65%	15.91%	15.06%	15.91%

Average balances (US$ million) (3)
Interest earning assets	32,976.7	33,154.1	26,881.0	32,261.8	26,304.7
Total Assets	35,622.2	36,443.6	30,323.8	34,971.4	28,828.9
Net shareholders' equity	2,681.8	2,734.0	2,388.9	2,723.1	2,391.1

(1) Shares outstanding of 2,558 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization .

(5) Regulatory Capital / risk-weighted assets. Risk weighted assets include market risk and operation risk.

52

PACIFICO GRUPO ASEGURADOR (PGA)

(In US$ thousand)

	Three months ended			Change %		Year to date		Change %
	2Q13	1Q13	4Q12	QoQ	YoY	Jun 13	Jun 12	Jun 13 / Jun 12
Results
Written premiums	285,253	281,083	231,508	1.5%	23.2%	566,336	459,050	23.4%
Ceded Premiums	38,012	42,111	26,142	-9.7%	45.4%	80,123	49,117	63.1%
Unearned premium reserves **	43,075	39,010	31,342	10.4%	37.4%	82,085	66,841	22.8%
Net earned premiums	204,167	199,962	174,024	2.1%	17.3%	404,129	343,092	17.8%
Direct claims *	144,438	157,314	119,970	-8.2%	20.4%	301,753	284,400	6.1%
Reinsurance ceded	5,916	25,623	12,058	-76.9%	-50.9%	31,539	47,627	-33.8%
Net claims *	138,522	131,691	107,912	5.2%	28.4%	270,214	236,773	14.1%
Paid commissions	38,112	36,400	31,414	4.7%	21.3%	74,512	62,330	19.5%
Commissions received	3,999	2,951	2,602	35.5%	53.7%	6,950	4,801	44.8%
Net commissions	34,113	33,449	28,812	2.0%	18.4%	67,562	57,529	17.4%
Underwriting expenses *	13,926	13,870	12,035	0.4%	15.7%	27,796	21,366	30.1%
Underwriting income	3,602	3,594	3,183	0.2%	13.2%	7,196	6,100	18.0%
Net underwriting expenses *	10,323	10,276	8,853	0.5%	16.6%	20,599	15,267	34.9%
Underwriting result before Medical Services *	21,208	24,546	28,446	-13.6%	-25.4%	45,754	33,524	36.5%

Medical Services Underwriting result *	6,466	5,534	5,727	16.8%	12.9%	12,000	10,033	19.6%

Financial income	26,453	22,750	28,443	16.3%	-7.0%	49,203	44,800	9.8%
Gains on sale of securities	6,393	6,930	3,377	-7.7%	89.3%	13,323	16,387	-18.7%
Net property and rental income	1,907	1,927	1,385	-1.0%	37.7%	3,834	3,300	16.2%
(-) Financial expenses	2,250	2,168	1,950	3.8%	15.4%	4,417	3,517	25.6%
Financial income, net	32,504	29,439	31,256	10.4%	4.0%	61,943	60,970	1.6%

Salaries and benefits	23,310	23,682	20,656	-1.6%	12.9%	46,992	40,491	16.1%
Administrative expenses	25,690	23,825	18,976	7.8%	35.4%	49,516	36,673	35.0%
Third party services	12,220	12,207	9,843	0.1%	24.1%	24,459	18,215	34.3%
Management expenses	5,776	4,766	3,390	21.2%	70.4%	10,510	6,893	52.5%
Provisions	4,358	3,705	2,753	17.7%	58.3%	8,063	5,642	42.9%
Taxes	2,116	2,255	1,686	-6.2%	25.5%	4,371	3,465	26.1%
Other expenses	1,221	893	1,304	36.7%	-6.4%	2,114	2,458	-14.0%
Opertating expenses	49,001	47,507	39,631	3.1%	23.6%	96,508	77,165	25.1%

Other income	(518)	986	1,250	-152.5%	-141.4%	469	1,616	-71.0%
Traslations results	(6,424)	(1,983)	(233)	224.0%	2653.5%	(8,407)	1,534	-648.2%
Income tax	(1,214)	(452)	2,647	168.6%	-145.9%	(1,666)	1,421	-217.3%

Income before minority interest	5,450	11,467	24,168	-52.5%	-77.5%	16,917	29,090	-41.8%
Minority interest	1,626	1,977	2,280	-17.8%	-28.7%	3,602	3,910	-7.9%

Net income	3,824	9,490	21,888	-59.7%	-82.5%	13,314	25,180	-47.1%

Balance (end of period)
Total assets	2,626,453	2,805,693	2,380,110	-179,240	246,342	2,626,453	2,380,110	246,342
Invesment on securities (1)	1,626,763	1,764,873	1,534,459	-138,111	92,303	1,626,763	1,534,459	92,303
Technical reserves	1,691,124	1,701,502	1,484,229	-10,378	206,895	1,691,124	1,484,229	206,895
Net equity	484,965	641,968	523,180	-157,003	-38,215	484,965	523,180	-38,215

Ratios
Ceded	13.3%	15.0%	11.3%			14.1%	10.7%
Loss ratio	67.8%	65.9%	62.0%			66.9%	69.0%
Commissions + underwriting expenses, net / net earned premiums	21.8%	21.9%	21.6%			21.8%	21.2%
Underwriting results / net premiums earned	10.4%	12.3%	16.3%			11.3%	9.8%
Operating expenses / net premiums earned	24.0%	23.8%	22.8%			23.9%	22.5%
Return on equity *** (2) (3)	2.7%	6.0%	17.6%			4.5%	10.4%
Return on written premiums	1.3%	3.4%	9.5%			2.4%	5.5%

Combined ratio of PPS + PS (4) (5)	106.8%	107.3%	101.9%			107.1%	108.1%
Net claims / net earned premiums	72.3%	70.7%	64.1%			71.5%	70.9%
General expenses and commissions / net earned premiums	34.5%	36.6%	37.9%			35.5%	37.2%

*Change in these accounts are due to reclassifications (related to the medical services) made in 4Q12 and before.

** Change in these accounts are due to reclassifications (related to Unit Link products of Vida Insurance) made in 2Q12 and before.

*** ROAE 2Q13 (PPS Formula) without unrealized profit Pvida =7.8%.

(1) Doesn´t include investments in real estate.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) EPS includes Médica, Doctor+, Clínica San Borja, Análisis Clínicos, Oncocare, Prosemedic, Clínica El Golf, Clínica Sanchez Ferrer and Centro Odontológico Americano.

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